MINCO SILVER CORPORATION
(A development stage enterprise)

Consolidated Financial Statements
(Expressed in Canadian dollars)

December 31, 2008 and 2007

Index

Auditors Report

Consolidated Balance Sheets

Consolidated Statements of Operations and Comprehensive Loss and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

1

Management's Responsibility for Financial Reporting

The consolidated financial statements and the information contained in the annual report are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect management's best judgments' on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

The Audit Committee of the Board of Directors is composed of three Directors and meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by Ernst & Young LLP, Chartered Accountants, who were appointed by the shareholders. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.

Ken Cai	Ellen Wei

President and CEO	Interim, Chief Financial Officer

Vancouver, Canada
March 31, 2009

2

Report of Independent Auditor

To the Shareholders of

MINCO SILVER CORPORATION

We have audited the consolidated balance sheets of Minco Silver Corporation as at December 31, 2007 and 2007 and the consolidated statements of operations and comprehensive loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

Vancouver, Canada

Chartered Accountants

3

MINCO SILVER CORPORATION
(A development stage enterprise)
Consolidated f Balance Sheets
(Expressed in Canadian Dollars)

	December 31,	December 31,
	2008	2007
ASSETS

Current assets
Cash	$1,174,021	$2,647,546
Short-term investments (Note 4)	3,706,506	14,219,920
Receivables	147,262	193,022
Due from Minco Gold (Note 11(a))	-	1,929,893
Prepaid expenses and deposits	370,969	22,704
Total current assets	5,398,758	19,013,085

Loan receivable (Note 5)	6,771,068	-
Mineral interests (Note 2, 6)	5,294,098	-
Plant, property and equipment (Note 7)	265,561	244,084
Total assets	$17,729,485	$19,257,169

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$703,088	$968,279
Due to Minco China (Note 11(b))	939,806	4,639,788
Due to Minco Gold (Note 11(c))	306,476	-
Total liabilities	1,949,370	5,608,067
Commitments and contingencies (Notes 6, 12 and 13)

SHAREHOLDERS' EQUITY

Share capital (Note 8 (a))	25,799,213	21,804,252
Contributed surplus (Note 8 (c))	6,692,188	6,260,998
Deficit	(16,711,286)	(14,416,148)
Total shareholders' equity	15,780,115	13,649,102
Total liabilities and shareholders' equity	$17,729,485	$19,257,169

See Subsequent Events Note 16

See accompanying notes to consolidated financial statements

On behalf of the Board:	"Chan-Seng Lee"	"William Meyer"
	Chan-Seng Lee	William Meyer

	Director	Director

See accompanying notes to consolidated financial statements

4

MINCO SILVER CORPORATION
(A development stage enterprise)
Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Expressed in Canadian Dollars)

	Year ended	Year ended
	December 31, 2008	December 31, 2007

Exploration costs (Note 5)	1,814,641	4,783,545
Total exploration costs	1,814,641	4,783,545

Administrative expenses
Accounting and audit	76,155	64,094
Amortization	49,147	26,533
Consulting	145,219	66,965
Director s fees (Note 10 (c))	55,250	56,833
Foreign exchange gain	(1,440,314)	(233,629)
Investor relations	545,518	528,349
Legal, regulatory and filing	83,779	98,456
Rent	142,851	101,194
Travel and entertainment	82,975	50,510
Office administration expenses	91,512	126,041
Property investigation	40,016	104,445
Salaries and benefits	253,829	386,792
Stock based compensation (Note7 (d))	1,123,349	1,707,000
Field office expenses	119,996	177,826

	1,369,282	3,261,409
Operating loss	(3,183,923)	(8,044,954)

Interest and sundry income	888,785	769,837

Loss and Comprehensive Loss for the year	(2,295,138)	(7,275,117)

Deficit, beginning of year	(14,416,148)	(7,141,031)

Deficit, end of year	$(16,711,286)	$(14,416,148)

Loss per share - basic and diluted	$(0.07)	$(0.23)

Weighted average number of common shares outstanding
basic and diluted	31,767,488	31,054,523

See accompanying notes to consolidated financial statements

5

MINCO SILVER CORPORATION
(A development stage enterprise)
Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)

	Year ended	Year ended
	December 31, 2008	December 31, 2007
Cash flows from (used in) operating activities

Net loss for the year	$(2,295,138)	$(7,275,117)

Adjustment for items not involving cash:
- stock-based compensation (Note 8(d))	1,123,350	1,707,000
- amortization	49,147	26,533
- foreign exchange gain	(1,440,314)	(233,629)
Changes in non-cash working capital items:
- decrease (increase) in receivables	45,760	(34,620)
- decrease (increase) in prepaid expense and deposits	(348,264)	11,299
- increase (decrease) in accounts payable and accrued liabilities	(524,085)	(414,043)

	(3,389,544)	(6,212,577)

Cash flows from financing activities
Proceeds from issuance of shares and warrants (Note 8 (a))	2,942,716	397,681
Due from Minco Gold (Note 11 (a))	1,929,893	-
Advances from (repayments to) to Minco China (Note 11(b))	(3,393,506)	2,267,491

	1,479,103	2,665,172

Cash flows from (used in) investing activities
Development costs incurred	(4,675,120)	-
Acquisition of plant, property and equipment	(70,624)	(190,098)
Loan receivable (Note 5)	(5,776,068)	-
Decrease (increase) in short-term investments	10,513,414	6,065,656

	(8,398)	5,875,558

Effect of exchange rate changes on cash	445,314	233,629

Increase (decrease) in cash	(1,473,525)	2,561,782

Cash, beginning of year	2,647,546	85,764

Cash, end of year	$1,174,021	$2,647,546

Supplemental disclosure of cash flow information
Interest paid in cash	$-	$-
Income taxes paid in cash	$-	$-

See accompanying notes to consolidated financial statements

6

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

1.	Nature of Business and Going Concern

Minco Silver Corporation ("Minco Silver" or the "Company") was incorporated on August 20, 2004 under the laws of British Columbia, Canada. Its principal business activities include the acquisition, exploration and development of silver mineral properties.

At December 31, 2008, Minco Gold Corporation (formerly Minco Mining & Metals Corporation) ("Minco Gold") owned a 40.48% (2007 41.75%) equity interest in Minco Silver Corporation.

Minco Silver is exploring, evaluating and developing silver mineral properties and projects in the Peoples Republic of China ("China") with the aim of bringing properties to production. The ability of the Company to meet its commitments as they become payable, the exploration and development of mineral properties and projects, and the underlying value of the mineral properties are entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the exploration and development of its properties, the receipt of necessary permits and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable. The Company is considered to be a development stage enterprise as it has not yet generated any revenue from operations.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company does not generate revenues and has accumulated losses since inception and is unlikely to generate earnings in the immediate future. The continuation of the Company as a going concern is dependant upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to achieve its operating and developing objectives, confirmation of the Company s interests in the underlying properties and the attainment of profitable operations. Management has concluded that the Company has sufficient cash and cash equivalents and short-term investments and no debt obligations (outside of normal course accounts payable and accrued liabilities) to continue to meet its operating and development obligations. Accordingly, these financial statements do not reflect the adjustments to the carrying value of assets and liabilities, or the impact on the statement of operations and balance sheet classifications that would be necessary were the going concern assumption not appropriate. Management can not provide assurances that such plans will occur.

7

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

2.	Change in Accounting Policy

Development of Mineral Interests

Prior to December 31, 2008, the Company s accounting policy was to commence capitalizing mineral property development costs only upon the establishment of proven and probable reserves based on results of final feasibility studies which indicate whether a property is economically feasible. Prior to January 1, 2008, the Company had not previously identified any properties that it would take from exploration to development and through to production.

On December 31, 2008, the Company changed this policy to more appropriately align its policy with those applied by other comparable mineral property exploration and development companies at a similar stage. The Company s new policy to commence capitalization of mineral property development costs until a mineral resource having economic potential is identified on a property, from which time a property is considered to be a development project and such expenditures are capitalized as development costs. A mineral resource is considered to have economic potential when it is expected that documented resources can be legally and economically developed considering long-term metal prices.

Prior to January 1, 2008, the Company capitalized only mineral property and mineral rights acquisition costs. Exploration permit acquisition, exploration and development costs were expensed as incurred, as proven and probable reserves had not been established.

During 2008, management determined that the Fuwan Silver deposit area had met the criteria for treatment as a development property effective March 5, 2008 and as such has capitalized expenditures relating to the Fuwan Silver project. The Company has continued to expense exploration costs associated with other exploration activities including current year regional drilling programs.

The effect of the new policy on the current year financial statements is to capitalize $5.3 million of development related costs to "Mineral Interests". As there had previously been no projects or properties determined to have met the necessary criteria for capitalization, there is no effect of the new policy on prior years.

3.	Significant Accounting Policies

a. Basis of Presentation and Consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of Minco Silver Corporation, Minco Silver, Ltd. and Foshan Minco FuWan Mining Co. Ltd ("Foshan Minco") which is subject to a 10% carried interest (note 6).

All material inter-company accounts and transactions have been eliminated upon consolidation.

8

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

b. Use of Estimates and measurement of uncertainty

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be significant. Accounts that require management to make material estimates and significant assumptions in determining the amounts recorded include amortization, mineral interests, accrued liabilities, income taxes and contingencies. Actual results could differ from those estimated.

c. Short-term Investments

Short-term investments comprise marketable securities, highly liquid investment grade bonds, and guaranteed investment certificates with remaining terms to maturity of greater than 90 days when acquired. Short-term investments are classified as held-for-trading financial instruments in accordance with the requirements of Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3855 "Financial Instruments", adopted by the Company on January 1, 2007. These investments are recorded at fair value with unrealized gains and losses being recorded in income in the current period.

d. Impairment

The carrying values of mineral interests and plant, property and equipment are reviewed on an annual basis and when changes in circumstances suggest their carrying value may become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows from the use of the asset or mineral interests and its eventual disposition. If impairment is deemed to exist, the assets or development property will be written down to fair value with a charge to operations.

e. Stock Based Compensation

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The board of directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options were granted.

The Company applies the fair-value method of accounting in accordance with the recommendations of CICA Handbook Section ("CICA 3870"), "Stock-based Compensation and Other Stock-based Payments". Stock-based compensation expense is calculated using the Black-Scholes option pricing model with a corresponding credit to contributed surplus, on a straight-line basis over the vesting period. Warrants granted are recorded at estimated fair values using the Black-Scholes pricing model. If and when the stock options or warrants are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

9

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

f. Acquisition, Exploration and Development of Mineral Interests

During the year ended December 31 2008, the Company changed its accounting policy relating to mineral property development expenditures. The Company now capitalizes development costs identified as associated with the development stage, however, continues to expense as incurred costs during the exploration stage (see note 2).

Costs incurred for the acquisition of mineral property and mineral rights, including option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned or where management has determined that conditions of impairment in carrying value have occurred.

Where a specific mineral interest property is identified as having a resource with economic potential, costs specific to the development of the particular project are capitalized as development costs and carried at cost until the properties to which they relate are placed into commercial production, sold, abandoned or determined by management to be impaired in value.

A mineral resource is considered to have economic potential when it is expected that documented resources can be legally and economically developed considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

	i.	There is a probable future benefit that will contribute to future cash inflows;

	ii.	The Company can obtain the benefit and control access to it; and

	iii.	The transaction or event giving rise to the benefit has already occurred.

Costs of abandoned projects are charged to operations upon abandonment. Costs relating to any producing mineral interest would be amortized on the unit-of-production method based on the estimated life of the ore reserves, while costs for the prospects abandoned would be written-off. Costs incurred after the property is placed into production that increase production volume or extend the life of the mine are capitalized. Common shares issued for mineral property acquisition are recorded when issued based on the fair value of the shares at the date of issuance.

The recoverability of the amount capitalized for the capitalized mineral interests is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to farm-out its resource properties, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

Capitalized costs as reported represent the lesser of actual costs incurred to date or estimated fair value. Ultimate recovery of carrying value is dependent upon future commercial success from participating interests or proceeds from disposition of the mineral property interests. Management evaluates each mineral interest as events and

10

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

changes in circumstances warrant, and makes a determination based on development activity and results, estimated future cash flows and availability of funding as to whether carrying values have been impaired. Mineral interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on the result of continued delineation of the ore body, management s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Costs incurred for new project evaluation and consulting where no acquisition or future benefits are expected to be derived and no specific mineral interest property development programs has been planned and budgeted by management are expensed as incurred.

g. Plant, Property and Equipment

Plant, property and equipment are recorded at cost less accumulated amortization and depletion.

Amortization is calculated using the following methods based on the asset s estimated useful lives:

Computer Equipment	30% per year declining-balance
Leasehold Improvements	5 year, straight-line basis
Mining Equipment	30% per year declining-balance
Motor Vehicles	30% per year declining-balance
Office Equipment and Furniture	20% per year declining-balance

Amortization is provided at half the annual rate in the year of acquisition.

h. Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they are incurred and in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related asset and depreciated over the life of the asset. Over time, the liability is increased to reflect an interest element (accretion expenses) considered in its initial measurement at fair value. The amount of liability will be subject to re-measurement at each reporting period. It is possible that the Company s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at December 31, 2008 and 2007, the Company did not have any asset retirement obligations.

i. Revenue/Income Recognition

The Company does not currently earn revenue from operations. Interest income on cash, short-term investments and loans are recognized as it is earned.

11

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

j. Financial instruments

Financial assets

Initial recognition - Financial assets are classified at fair value being receivables, held-for-trading investments, held-to-maturity investments, available-for-sale financial assets, loans receivable or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition.

Financial assets purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way purchases) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

The Company's financial assets include cash and short-term investments, receivables and loans receivable

Subsequent measurement - The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value - include financial assets held for trading and financial assets designated upon initial recognition at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Financial assets are carried in the balance sheet at fair value with gains or losses recognized in the income statement.

Loans and receivables - Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such financial assets are carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process

Financial liabilities

Initial recognition - Financial liabilities are classified as accounts payable and accrued liabilities, loans and borrowings, as appropriate. The Company determines the classification of its financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value and in the case of loans and borrowings, directly attributable transaction costs.

Loans and borrowings - After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the amortization process.

12

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

Fair value of financial instruments - The fair value of financial instruments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For financial instruments where there is no active market, fair value is determined using various valuation techniques. Impairment of financial assets

The Company assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred loss event') and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

k. Income Taxes

The Company follows the liability method of accounting for income taxes. Future income taxes are recognized for the future tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases on the balance sheet date. Future income tax assets and liabilities are measured using substantially enacted income tax rates expected to apply in which temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in substantially enacted rates is included in operations. A future income tax asset is recorded when the probability of the realization is more likely than not.

l. Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. If the Company incurred net losses in fiscal year no adjustment to the computation of loss per share is required as their inclusion would be anti-dilutive.

m. Translation of Foreign Currencies

The Company s functional currency is the Canadian dollar as the Company has raised its treasury in Canadian funds and when funds are advanced to Chinese subsidiary, the investment is treated as registered capital. The functional currency within the Chinese operations is the China RMB. The Company follows the temporal method of accounting for the translation of its integrated foreign operations and for foreign currency transactions. Under this method, transactions denominated in foreign currencies are

13

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

translated into Canadian dollars at the exchange rates prevailing at the transaction dates. At year-end, monetary assets and liabilities are re-measured at the year-end exchange rates, and non-monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at their historical exchange rates. The exchange gains and losses on translation are charged to operations.

n. Comprehensive Income

The Company reports their comprehensive income, which are changes in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

o. Adoption of Recent Accounting Pronouncements

On January 1, 2008, the Company adopted six standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1400, General Standards of Financial Statement Disclosure ("Section 1400"), Handbook Section 1506, Accounting Changes ("Section 1506"), Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3031, Inventories ("Section 3031"), Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments - Presentation ("Section 3863"). These standards were adopted on a prospective basis without restatement of prior periods.

(i) General Standards of Financial Statement Disclosure - Section 1400

Section 1400, General Standards of Financial Statement Disclosure establishes standards for assessing a company s ability to continue as a going concern and disclosing any material uncertainties that cast doubt upon its ability to continue as a going concern. The Company s disclosure reflects such assessment and discussion (see Note 1).

(ii) Accounting Changes Section 1506

Section 1506, Accounting Changes, prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This Section allows for voluntary changes in accounting policies only if they result in the consolidated financial statements providing reliable and more relevant information. In addition, this Section requires entities to disclose the fact that they did not apply a primary source of GAAP that have been issued but not yet effective. The adoption of this Section has had an impact on the financial position or results of operations for the year ended December 31, 2008 as the change in accounting policy, described in note 2 had to meet the standard of providing reliable and more relevant information of the Company s financial position and performance..

(iii) Capital disclosures Section 1535

Section 1535, Capital Disclosures, establishes disclosure requirements regarding an entity s capital, including (i) an entity s objectives, policies, and processes of managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the

14

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new standard has had no impact on the financial position or results of operations for the year ended December 31, 2008.

(iv) Financial instruments Sections 3862 and 3863

Section 3862, Financial Instruments Disclosures and Section 3863, Financial Instruments Presentation replace Section 3861 Financial Instruments Disclosure and Presentation. These new sections revise and enhance disclosure requirements while leaving presentation requirements unchanged. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new standards have had no impact on the financial position or results of operations for the year ended December 31, 2008.

(v) Inventories Section 3031

Section 3031, Inventories, provides more guidance on the measurement and disclosure requirements for inventories. Specifically the new pronouncement requires inventories to be measure at the lower of cost or net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The new standard has had no impact on the financial position or results of operations for the year ended December 31, 2008.

p. Recent Accounting Pronouncements

(i) Convergence with International Financial Reporting Standards

In 2006, Canada s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period to be complete by 2011. The official changeover date from Canadian GAAP to IFRS is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company has not yet assessed the impact of the ultimate adoption of IFRS on the Company.

(ii) Goodwill and Intangibles Section 3064

The CICA issued the new Handbook Section 3064, "Goodwill and Intangible Assets", which will replace Section 3062, "Goodwill and Intangible Assets". The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to the Company s annual and interim financial statements beginning January 1, 2009. The Company does not expect the adoption of this change to have an impact on its consolidated financial statements.

(iii) Sections 1582, Business Combinations, 1601, Consolidations and 1602, Non-controlling Interests

In January 2009, the CICA issued these new sections to replace Section 1581, "Business Combinations" and Section 1600, "Consolidated Financial Statements." Section 1582 will apply to a transaction in which the acquirer obtains control of one or more businesses (as

15

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

defined in the Section). Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value. A bargain purchase will result in the recognition of a gain. Acquisition costs will be expensed. Any non-controlling interest will be recognized as a separate component of shareholders equity and net income will be allocated between the controlling and noncontrolling interests. These new standards will apply to fiscal years beginning on or after January 1, 2011. The Company does not believe that these new Sections will have an impact on its financial statements unless the Company enters into a business acquisition subsequent to January 1, 2011.

(iv) EIC-173 Credit Risk and the Fair Value of Financial Assets and Liabilities

In January 2009 the Emerging Issues Committee ("EIC") issued EIC-173. In this EIC the Committee reached a consensus that in determining the fair value of financial assets and financial liabilities an entity should take into account the credit risk of the entity and the counterparty. The EIC is effective for periods ending after the issuance date, the Company is evaluating the effect of EIC-173 and will adopt prospectively.

(v) EIC 174 Mining Exploration Costs

On March 27, 2009 the EIC issued EIC-174. In this EIC the Committee reached a consensus that an enterprise that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The EIC is effective for periods ending after the issuance date and the Company has adopted the EIC-174,

q. Certain comparative figures have been reclassified to conform with the presentation as at and for the year ended December 31, 2008.

4.	Short-term Investments

As at December 31, 2008, short-term investments consist of cashable guaranteed investment certificates ($3.5 million) and corporate notes ($0.2 million). The yields on these investments were 1.50% to 4.55%.

As at December 31, 2007, short-term investments consist of bankers acceptance ($1.5 million) cashable guaranteed investment certificates ($10.0 million) and corporate notes ($2.5 million). The yields on these investments were 3.75% to 6.75% per year.

5.	Loan Receivable (also see Note 16 Subsequent Events)

On July 22, 2008 the Company announced that Minco Silver executed a letter of intent with Sterling Mining Company ("Sterling") to acquire 100% of the issued and outstanding common shares of Sterling, at a ratio of 0.51 of a Minco Silver share for each one of Sterling s shares, based upon Minco Silver s July 21, 2008 closing price. The offer valued Sterling at US $62.3 million.

16

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

5.	Loan Receivable (continued)

The Company also extended a line of credit in the amount of US$15.0 million ("the facility") to be advanced from time to time to meet general working capital and other operating expenses to carry on Sterling s business, of which US$5.0 million was advanced on July 30, 2008; bearing 10% simple interest plus fees and expenses. It is a term of the facility that any and all subsequent advances be conditional upon the successful completion of an extended due diligence review of Sterling s operations and the execution of a definitive agreement.

The letter of intent also provided for a break fee in the amount of US$2.75 million payable to Minco Silver under certain conditions. This break fee is listed as one of the unsecured creditors and is not recorded in these financial statements.

On August 27, 2008 the Company terminated the obligation to acquire 100% of the outstanding common shares of Sterling and the obligation to advance the additional US$10.0 million under the line of credit, as provided in the facility.

To secure the US$5.0 million advance (plus interest and fees); Minco Silver and Sterling executed the following:

	(a)	a Secured Promissory Note to secure and evidence the US$5.0 million advance in which Sterling promises to pay to the order of the Company;

(b)
an All Assets Security Agreement and a Mortgage, Assignment of Leases and Rents Security Agreement and Fixture Filing in which Sterling agreed to provide a second charge security on all of the assets and properties of Sterling with the exception of the Sunshine Lease

	(c)	an Assignment and Assumption Agreement in which Sterling assigns the Sunshine Mine under lease to the Company.

The US$5.0 million advance is secured by a perfected secured interest in all of Sterling s, now or future personal and real property, including all mineral leases, rents and mortgages.

The Company s secured interest is seconded to a previous loan in the amount of US$1.4 million, whereby another secured creditor has first priority over this amount. The Company also has a perfected secured interest in the lease of Sterling s main asset, the Sunshine Mine.

Sterling Loan	December 31
	2008	2007
Principal Amount (US$5.0 million)	$5,119,000	$-
Foreign exchange gain	995,000	-
Interest on principal amount	386,231	-
	6,500,231	-
Expenses	155,916	-
Interest on expenses	7,428	-
	163,344	-
Late payment penalty	107,493	-
Total	$6,771,068	$-

17

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

5.	Loan Receivable (continued)

Since Minco Silver terminated its obligation to Sterling and prior to December 31, 2008, Sterling has:

		1.	Ceased mining operations;

		2.	Delisted from the Toronto Stock Exchange; and

		3.	Laid off its work force.

The Company believes that the estimated fair value of Sterling's assets in which it holds a security interest is significantly in excess of the carrying value of the loan as at December 31, 2008. However, the note is presented as a non-current asset as the timeframe for realization of the current interest is indeterminate."

6.	Mineral Interests

Guangdong Province, China

On August 20, 2004, Minco Gold transferred the following mineral interests to the Company:

	(a)	The right to earn a 51% interest in the Changkeng Silver Interest;

	(b)	A preliminary working agreement in relation to the exploration and development of the Fuwan silver deposit (the "Fuwan Silver Project"); and

(c)
New exploration permits acquired or to be acquired in respect of certain mineral properties adjoining the Fuwan and Changkeng properties and known as the Guanhuatang, Luoke-Jilinggang, Guyegang-Sanyatang and Dadinggang properties, respectively.

Minco Gold was the sole shareholder of the Company and the two companies had common management at the time of the transaction. As at the date of transfer, Minco Gold had expended $63,331 in preliminary exploration costs. As a result of a series of transactions and agreements between September 2004 and the current year end, the Company is now responsible for all of the exploration and development expenditures on the property.

Fuwan Silver Deposit

On July 20, 2005, the Ministry of Land and Resources, China, approved the transfer of the Fuwan Exploration Permit to Minco Mining (China) Corporation ("Minco China"), a wholly-owned subsidiary of Minco Gold. The total amount of the exploration permit had been fully paid

18

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

6.	Mineral Interests (continued)

The exploration permits owned by the Company are held through Minco China for and on behalf of the Company. Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects. In July 2008 the Company incorporated Foshan Minco as the operating company for the Fuwan project. In December 2008, the exploration permits for the project held by Minco China were transferred to Foshan Minco. Minco Silver currently has 100% controlling interest in Foshan Minco with the 10% carried interest in Foshan Minco being earned by GGEDC. There will be no distributions or participation by GGEDC, until such time as Minco Silver s capital invested is returned to Minco Silver and the mine is in production and there are net profits for distribution. GGEDC is not required to fund any of the development or production capital, is not required to participate in any working capital calls to fund start up or participate in any losses that may be incurred. GGEDC will provide professional services and technical assistance to the Company in relation to the Company s mining activities in Guangdong Province, China in return for its10% net profit interest in the Fuwan Silver Project.

During the year ended December 31, 2008, the Company changed its accounting policy relating to mineral interest exploration expenditures. The Company now capitalizes costs identified as associated with the development stage, however continues to expense as incurred costs during the exploration state (see note 2).

Management has determined that the Fuwan Silver deposit area met criteria for capitalization of development costs in the first quarter of 2008 and has been capitalizing development costs relating to the main Fuwan Silver Deposit since that time. The Company will continue to expense exploration costs associated with other exploration activities including current year regional drilling programs.

The following is a summary of exploration costs incurred and expensed by the Company on the Fuwan project up until March 2008, at which time the Fuwan Silver deposit project as placed into the development stage (note 2):

Fuwan Silver Deposit	2008	2007
Consulting fees	$742,482	$-
Drilling	1,738,039	-
Labour Cost	229,311	-
Feasibility Study	1,113,032	-
Stock based compensation	360,086	-
Other development costs	1,111,148	-

Total	$5,294,098	$-

19

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

6.	Mineral Interests (continued)

The following is a summary of exploration costs incurred and expensed by the Company on the Fuwan project up until March 2008, when the Company changed its accounting policy (see Note 2):

	January 1, 2008 to March 5, 2008	Year ended December 31,2007	Cumulative from August 20, 2004(inception) to December 31, 2008

Fuwan Exploration
Consulting fees	$81,174	$635,427	$1,776,892
Drilling	594,387	2,862,690	7,705,558
Labour costs	43,674	277,338	684,904
Other exploration costs	41,212	1,008,090	2,223,612
Total	$760,447	$4,783,545	$12,390,996

Regional Exploration

On April 7, 2005, the Company acquired three additional silver exploration permits in China, referred to as the Guanhuatang Property, the Luoke-Jilinggang Property and the Guyegang-Sanyatang Property; and paid $267,427 (RMB1,500,000) for the three permits in September 2005.

The permit application for Dadinggang Property was approved by the Ministry of Lands and Resources in China in December 2006. The Dadinggang area, which covers the northeast extension of the Fuwan Silver Project, has been added to the Luoke-Jilinggang exploration permit.

During 2008, the regional exploration activities were focused on an area down strike from the Fuwan Silver main deposit, where the Company drilled 18 holes totaling 5,003 meters, to test the major drilling targets on the extension of the Fuwan Silver Trend which were generated on the basis of all historical data and results of the ground magnetic and IP surveys completed in the second quarter of 2008.

Regional Exploration	Year ended December 31,2008	Year ended December 31,2007	Cumulative from August 20, 2004 (inception) to December 31, 2008

Consulting fees	$151,150	$-	$-
Drilling	560,574	-	-
Labour cost	69,405	-	-
Other exploration costs	273,065	-	-

Total	$1,054,194	$-	$-

20

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

6.	Mineral Interests (continued)

Changkeng Silver Interest

The Company s interest in the silver mineralization in the Changkeng Property is dependent upon Minco Gold maintaining its interests in the Changkeng Property in accordance with the terms of a joint venture agreement, to which the Company is not a party.

The Company is not responsible to Minco Gold for any of its current commitments as those are designated for the exploration of gold deposits in the Changkeng property. The Company will only be responsible for 51% of any commitments made by the joint venture to explore silver deposits in the Changkeng Property. As of December 31, 2008, the joint venture had not made any commitments to explore the silver deposits in the Changkeng Property (Note 13).

7.	Plant, Property and Equipment

	December 31, 2008
	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$115,169	$46,471	$68,698
Leasehold improvements	45,618	12,409	33,209
Mining equipment	2,735	854	1,881
Motor vehicles	146,929	21,952	124,977
Office equipment and furniture	50,702	13,906	36,796
	$361,153	$95,592	$265,561

	December 31, 2007
	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$85,921	$26,361	$59,560
Leasehold improvements	25,445	5,062	20,383
Mining equipment	2,735	599	2,136
Motor vehicles	146,929	9,620	137,309
Office equipment and furniture	29,499	4,803	24,696
	290,529	46,445	244,084

21

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

8.	Share Capital and Special Warrants

(a). Common Shares

Authorized: Unlimited number of common shares without par value.

Issued:

	Shares	Amount

Balance, December 31, 2006	30,852,567	$21,266,071

Stock options exercised at $1.25 per share, including $78,500 contributed surplus attributed to stock-based compensation recognized	116,665	224,332

Share purchase warrants exercised at $1.50 per share, including $62,000 contributed surplus attributed to stock-based compensation recognized	167,900	313,850
Balance, December 31, 2007	31,137,132	21,804,253

Stock option exercised at $1.25 - $2.85 per share, including $281,234 contributed surplus attributed to stock-based compensation recognized	240,001	666,267

Share purchase warrants exercised at $3.45 per share, including $771,011 contributed surplus attributed to stock-based compensation recognized	741,357	3,328,693
Balance, December 31, 2008	32,118,490	$25,799,213

On November 17, 2006, the Company completed a public offering (the "Offering") of

5,000,000 units at a price of $3.00 per unit for gross proceeds of $15,000,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant is exercisable at $3.45 per share until May 17, 2008. The Offering was completed by way of a short form prospectus through a syndicate of underwriters (the "Underwriters").

On December 1, 2006, the Company completed an additional 528,200 common shares at a price of $2.80 per common share and an additional 375,000 common share purchase warrants (the "Warrant") at a price of $0.40 per Warrant for gross proceeds of $1,628,960 pursuant to the exercise of an over-allotment option (the "Over-Allotment Option") by the Underwriters. Each Warrant is exercisable at $3.45 per share until May 17, 2008.

On May 17, 2008, share purchase warrants were exercised for 741,357 common shares at the exercise price of $3.45. The remaining 2,133,643 warrants expired on May 17, 2008.

22

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

8.	Share Capital and Special Warrants (continued)

(b). Share Purchase Warrants

A summary of the status of share purchase warrants and broker options granted by the Company is as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding at December 31, 2006	3,042,900	$3.33
Exercised	(167,900)	1.50
Outstanding at December 31, 2007	2,875,000	3.45
Exercised	(741,357)	3.45
Expired	(2,133,643)	3.45
Outstanding at December 31, 2008	-	$-

(c) Contributed Surplus

Summary of contributed surplus is as follows:

Balance at December 31, 2006	$4,694,498
2007 stock-based compensation	1,707,000
Transfer to share capital on exercise of stock options	(78,500)
Transfer to share capital on exercise of share purchase warrants	(62,000)
Balance at December 31, 2007	6,260,998
2008 stock-based compensation	1,483,435
Transfer to share capital on exercise of stock options	(281,234)
Transfer to share capital on exercise of share purchase warrants	(771,011)
Balance at December 31, 2008	$6,692,188

(d). Stock Options

The Company may grant options to its directors, officers, employees and consultants under its stock option plan. The maximum number of common shares reserved for issuance is 15% of the issued and outstanding shares. The Company expenses stock options over their vesting period, with stock options typically vesting in various increments and having a maximum term of five years.

In 2008, the Company granted 1,132,500 stock options to its employees and consultants at a price range from $0.46 to $4.05 per share. The Company recorded $1,123,349 of stock based compensation expense in 2008 (2007 - $1,707,000) and $360,086 (2007 - $nil) in stock based compensation was capitalized to mineral interests as the individuals entitled to the options were directly engaged in the development activities of the Fuwan Silver Deposit. Capitalization of costs related to development of the Fuwan Silver Deposit began in 2008 (see Note 2).

23

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

8.	Share Capital and Special Warrants (Continued)

A summary of the status of options granted by the Company is as follows:

	Number	Weighted Average Exercise Price
Options outstanding at December 31, 2006	3,113,333	1.71
Granted	1,704,000	2.40
Exercised	(116,665)	1.25
Cancelled	(795,000)	2.98
Options outstanding at December 31, 2007	3,905,668	1.77
Granted	1,132,500	1.91
Exercised	(240,001)	1.60
Cancelled	(648,333)	2.25
Options outstanding at December 31, 2008	4,149,834	$1.74

The weighted average fair value of options granted during the year ended December 31, 2008 was $1.74. Each option entitles the holders to purchase one common share.

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.00- $1.30	2,500,834	2.59	$1.14	2,043,333	$1.31
$2.80 - $4.00	1,549,000	3.36	$2.59	379,672	$2.64
$4.00 - $4.05	100,000	4.18	$4.05	100,000	$4.05
	4,149,834	3.00	$1.74	2,523,005	$1.63

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2008	2007
Risk-free interest rate	1.96 - 3.46%	4.02 - 4.67%
Dividend yield	0%	0%
Volatility	68 - 102%	148%
Approximate expected lives	5 years	5 years

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management s opinion, existing

24

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

8.	Share Capital and Special Warrants (Continued)

models do not necessarily provide a reliable measure of the fair value of the Company s stock options.

9.	Income Taxes

The Company has two branches in China, FoShan Minco and FoShan Minco Beijing Branch for Canadian tax purposes. The operating results of these two branches are included in the Company s tax reporting for Canadian tax purposes. From a Chinese tax reporting perspective, the operating result of these two branches is included in Minco China s operating results.

On March 16, 2007, the National People s Congress (NPC) of China approved a new Corporate Income Tax Law, which became effective January 1, 2008. The new law establishes a unified 25% tax rate for both domestic enterprises and foreign invested enterprises (FIEs). This change to the Chinese tax law will have an impact to the extent of the Company s business operation in China when the Company becomes profitable in China.

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2008	2007
	31.00%	34.12%
Income tax recovery at statutory rates	$(711,493)	$(2,482,270)
Deductible expenditures	-	(150,048)
Non-deductible expenditures	167,111	590,113
Unrecognized benefits of foreign exploration and development expenditures	1,141,968
Unrecognized benefits of losses carried forward	202,362
Impact of federal income tax rate change	233,532	697,875
Cost (benefit) of previously unrecognized tax	-
pools
Change in Valuation Allowance	1,603,478	-
Other	(54,126)	-
	$-	$-

25

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

9.	Income Taxes (Continued)

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at December 31 are as follows:

	2008	2007
	26%	27%
Future income tax assets:
Non-capital losses	$1,447,140	$942,240
Unused cumulative foreign exploration and development expenses	3,636,970	2,301,282

Capital assets	24,836	12,521
Write down of securities	2,516	2,614
Share issue costs	175,489	284,092
	$5,286,951	$3,542,749
Foreign exchange gain on account of capital	(140,725)	-
	(140,725)	-

Less: valuation allowance	(5,146,226)	(3,542,749)
Total future income tax assets	$-	$-

The Company has non-capital losses carry-forward for Canadian income tax purposes as follows:

Loss Expiry	Amount
2014	$52,974
2015	746,632
2026	1,449,119
2027	1,103,076
2028	2,214,124
$5,565,925

The Company also has $18,922,360 of cumulative foreign resources expenses for Canadian income tax purposes which can be carried forward indefinitely and used to reduce future taxable income in Canada. Certain of these non-capital losses and the cumulative foreign resource expenses are related to the Company s exploration activities in China. Consequently, certain of the related expenditures are currently deductible for Chinese tax purposes (subject to China tax law deductibility limitations) which have resulted in tax losses in China which can only be carried forward for a five year period to a maximum date of 2011.

As explained in note 14(a) there is some risk to the Company s ownership in all of its mineral interest in China as it does not hold its interests directly as described in note 14(a). If such risk materializes, the basis on which the future income tax assets have been recorded may change and as such the company may lose the tax deductions and future income tax assets related to the mineral interest in China.

26

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

10.	Capital Risk Management

The Company s objectives in the managing the liquidity and capital are to safeguard the Company s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, comprising issued share capital, common share purchase warrants, contributed surplus, accumulated and other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

The Company does not pay out dividends.

As at December 31, 2008 the Company does not have any long term debt and is not exposed to any externally imposed capital requirements.

The Company expects that its current capital resources will be sufficient to carry on a limited development and exploration business plan and support the basic operational expenses.

11.	Related Party Transactions

(a) Due from Minco Gold at December 31, 2008 include $nil (2007 $1,929,893). The amount due from Minco Gold was unsecured, non-interest bearing and payable on demand.

(b)
Due to Minco China at December 31, 2008 was $939,806 (2007 $4,639,788), used for expenditures on the Fuwan Property, new silver projects investigation, and shared office expenses in Minco China. The amount due to Minco China, a wholly-owned subsidiary of Minco Gold, is unsecured, non-interest bearing and payable on demand.

(c)
Due to Minco Gold at December 31, 2008 was $306,476 (2007 - $Nil). This balance represents shared expenses for the Vancouver office and the sharing of salaries and expenses of common consultants. The amount due is unsecured, non-interest bearing and payable on demand.

(d)
In 2008, the Company paid consulting fees of $407,231 (2007 $177,187) to companies controlled by the CEO, COO and Vice President of the Company. These consulting fees are included in exploration costs, property investigation, management fees. The Company paid director s fees of $55,250 to three independent directors (2007 - $56,833).

27

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

11.	Related Party Transactions (continued)
(e)
In 2008, the Company paid or accrued $78,122 (2007 $67,141) in respect of rent, $249,589 (2007 $237,179) in respect of exploration costs, and $778,833 (2007 $732,441) in respect of shared office expenses to Minco Gold.

(f)
The Company entered into a strategic alliance with Silver Standard. The agreement provides that all silver-dominant properties of the Minco Group located in China will be held by Minco Silver and that Silver Standard will not actively explore for or seek out silver-dominant properties located in China. In addition, both the Minco Group and Silver Standard have agreed to offer to the other a first right of refusal on any silver-dominant properties in China brought to their attention which they do not intend to pursue.

The above transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.
12.	Geographical Information
The Company s business is considered as operating in one segment, mineral exploration and development. The geographical division of the Company s assets and liabilities and net loss is as follows:

	December 31, 2008	December 31, 2007
Current Assets
Canada	$4,044,325	$18,959,458
China	1,354,433	53,627
	$5,398,758	$19,013,085
Long-term Assets
Canada	$8,273,155	$67,734
China	4,057,572	176,350
	$12,330,727	$244,084
Current Liabilities
Canada	$654,369	$4,872,518
China	1,295,001	735,549
	$1,949,370	$5,608,067

	Year ended December 31, 2008	Year ended December 31, 2007
Net Loss
Canada	$(851,038)	$(2,492,865)
China	(1,444,101)	(4,782,252)
	$(2,295,138)	$(7,275,117)

28

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

13.	Commitments

	(a)	The Company has commitments in respect of office leases in China and Canada, requiring minimum payments of $588,698, as follows:

2009	$102,697
2010	99,069
2011	97,642
2012	96,074
2013	96,608
2014	96,608
$588,698

(b)
The Company has committed to the completion of a feasibility study for the Fuwan Silver Project. The total estimated cost for completing the feasibility study is $0. 6 million. The feasibility study is expected to be completed within the next six months. The Company has committed in respect of the mine design contract requiring payments of RMB 8 million (approximately $1.4 million).

(c) The Company has commitments to complete the registered capital investment of RMB 30 million into Foshan Minco by April 23, 2010.

14.	Contingencies

The Company s interest in the Changkeng Property relates to the assignment to it by Minco Gold of Minco Gold s right to earn up to a 51% interest in the Changkeng Property s silver mineralization pursuant to the Preliminary Changkeng Joint Venture ("JV") Agreement dated April 16, 2004, superseded by the formal joint venture agreement dated September 28, 2004. On February 28, 2007 Minco China signed a joint venture agreement with the JV partners to form Guangdong Mingzhong Mining Corporation ("Mingzhong"). Mingzhong received its business license on March 30, 2007 and received the exploration permit in February 2008. The Company s interest in the silver mineralization of the Changkeng Property is entirely dependent on: (i) the Changkeng JV (or Minco Gold directly) maintaining the Changkeng Permit; and (ii) Minco Gold acquiring and maintaining a 51% interest in the Changkeng JV (or in the Changkeng Property).

15.	Financial Management Risk

The Company s operations consist of the acquisition, exploration and development of properties in China. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk and interest rate risk. Management reviews these risks on a monthly basis and when material, they are reviewed and monitored by the Board of Directors.

Credit risk Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations

29

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

15.	Financial Management Risk (continued)

under the contract, This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair value contracts with individual counterparties which are recorded in the consolidated financial statements. The Company considers the following financial assets to be exposed to credit risk:

i.
Cash In order to manage credit and liquidity risk the Company places its short-term investment funds into government and Canadian bank debt securities with terms of 90 days or less when acquired. At December 31, 2008 the balance of $1.2 million was placed with three institutions. The fair value is equal to the carrying value.

ii.
Short term investments are investment grade bonds and guaranteed investment certificates with maturities of greater than 90 days when acquired. At December 31, 2008, these totalled $3.7 million and were placed with one institution. The yields on these investments were 1.50% to 4.55%. The fair value is equal to the carrying value

		iii.	Loan Receivable see note 5. The yield on this loan balance is 10%. At year end, repayment date of Loan Receivable is indeterminable. The fair value approximates carrying value.

The Company does not have any derivative financial instruments nor has it invested in asset backed paper instruments.

Liquidity risk Liquidity risk includes the risk that the Company cannot meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company s normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company insures that there are sufficient cash balances to meet its short-term business requirements. At December 31, 2008, the Company has positive working capital of approximately $3.4 million and therefore has sufficient funds to meet its current operating and exploration and development obligations. However, the Company will require significant additional funds in the future to complete its plans for the Fuwan Silver Deposit.

The Company considers the following financial liabilities to be exposed to financial risk:

	i.	Accounts payable and accrued liabilities These balances are all current and non-interest bearing and the fair value is equal to carrying value.

	ii.	Due to Minco China see note 11. This balance is unsecured and non-interest bearing. The fair value is equal to carrying value.

	iii.	Due to Minco Gold see note 11. This balance is unsecured and non-interest bearing. The fair value is equal to carrying value.

30

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

15.	Financial Management Risk (continued)

Currency/Foreign exchange risk The Company s functional currency is the Canadian dollar and therefore the Company s net earnings are impacted by fluctuations in the valuation of foreign currencies in relation to the Canadian dollar. The Company raises funds in Canadian dollars and lends either Canadian or US dollar amounts to support the Chinese operations. As the Company operates in China and many of its exploration and development expenditures are payable in either U.S. dollars or the Chinese currency RMB, there exist foreign currency risks arising from changes in exchange rates with the Canadian dollar. The Company maintains its excess cash in Canadian based assets. The Company does not hedge its exposure to currency fluctuations. A 1% fluctuation in the exchange rate between US Dollar and the Canadian dollar will have $64,768 effect on the financial results.

Interest rate risk The interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates because of changes in market interest rates. Cash and cash equivalents, short-term investments and loans, entered into by the Company bear interest at a fixed rate thus exposing it to the risk of changes in fair value arising from interest rate fluctuations. The cash and the short term investments are invested in high grade, highly liquid instruments and as such the Company manages its exposure to potential interest rate fluctuations to short term. The Company has no interest bearing debt.

The Company s ability to raise capital to fund development and exploration activities is subject to the fluctuations in the market price of silver. The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly. The Company is at risk for environmental issues and fluctuations in commodity pricing.

Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations.

The Company is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk.

16.	Subsequent Events

Subsequent to year end, on February 18, 2009 Minco Silver filed in the District Court of the First Judicial District of the State of Idaho, in and for the County of Shoshone an action commencing a foreclosure proceeding to foreclose on Sterling and appointing a receiver. On March 3, 2009 Minco Silver s foreclosure action was stayed in favor of

Sterling s filing a voluntary petition under Chapter 11 bankruptcy code in the Bankruptcy Court for the District of Idaho.

Effective January 22, 2009, the Company granted options over 650,000 common shares to various employees, directors, and contractors at an exercise price of $1.05 that vest over a three year period from the issue date and expire in January 2014.

31

MINCO SILVER CORPORATION
(A development stage enterprise)

Consolidated Financial Statements
(Expressed in Canadian dollars)

December 31, 2009, 2008 and 2007

Management's Responsibility for Financial Reporting

The consolidated financial statements and the information contained in the annual report are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect management's best judgments on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

The Audit Committee of the Board of Directors is composed of three Directors and meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, who were appointed by the shareholders. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.

Dr. Ken Cai	Paul Zhang, C.A.

President and CEO	CFO and V.P. Finance

Vancouver, Canada March 23. 2010

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone + 1 604 806 7000
Facsimile+1 604 806 7806

Independent Auditors' Report

To the Shareholders of Minco Silver Corporation

We have audited the consolidated balance sheets of Minco Silver Corporation (the "Company") as at December 31, 2009 and the consolidated statements of operations and comprehensive loss and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and the results of its operations and its cash flows for each of the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2008 and for the two year period then ended were audited by other auditors who expressed an opinion without reservation in their report dated March 31, 2009.

Yours very truly,

Chartered Accountants
Vancouver, British Columbia
March 23, 2010

"PricewaterhouseCoopers" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

MINCO SILVER CORPORATION
(A development stage enterprise)
Consolidated Balance Sheets
(in Canadian Dollars)

	December 31, 2009	December 31, 2008

ASSETS

Current assets
Cash and cash equivalents	$847,439	$1,174,021
Short-term investments (Note 3)	10,288,326	3,706,506
Receivables	104,885	147,262
Prepaid expenses and deposits	285,356	370,969
	11,526,006	5,398,758
Loan receivable (Note 4)	8,290,441	6,771,068
Mineral interests (Note 5)	9,000,902	5,294,098
Property, plant and equipment (Note 6)	203,050	265,561
	$29,020,399	$17,729,485
LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$295,867	$703,088
Due to Minco China (Note 9 (a))	713,732	939,806
Due to Minco Gold (Note 9 (b))	1,395,553	306,476
	2,405,152	1,949,370

SHAREHOLDERS' EQUITY

Share capital (Note 7 (a))	37,046,993	25,799,213
Contributed surplus (Note 7 (a))	10,525,938	6,692,188
Deficit	(20,957,684)	(16,711,286)
	26,615,247	15,780,115
	$29,020,399	$17,729,485

Commitments (Note 11) Subsequent Events (Note 14) See accompanying notes to consolidated financial statements

On behalf of the Board:	"Chan-Seng Lee"	"William Meyer"
	Chan-Seng Lee	William Meyer
	Director	Director

MINCO SILVER CORPORATION
(A development stage enterprise)
Consolidated Statements of Operations and Comprehensive Loss and Deficit
(in Canadian Dollars)

	Year ended	Year ended	Year ended
	December 31, 2009	December 31, 2008	December 31, 2007
Exploration permit costs (Note 5)	$1,205,298	$-	$-
Exploration costs (Note 5)	207,710	1,814,641	4,783,545
	1,413,008	1,814,641	4,783,545

Administrative expenses
Accounting and audit	165,122	76,155	64,094
Amortization	49,729	49,147	26,533
Consulting	173,311	145,219	66,965
Directors' fees	60,500	55,250	56,833
Foreign exchange loss (gain)	1,141,070	(1,440,314)	(233,629)
Interest expense	8,534	-	-
Investor relations	319,227	545,518	528,349
Legal, regulatory and filing	116,125	83,779	98,456
Rent	142,898	142,851	101,194
Travel and entertainment	91,113	82,975	50,510
Office administration	99,066	91,512	126,041
Property investigation	-	40,016	104,445
Salaries and benefits	253,937	253,828	386,792
Stock- based compensation (Note 7 (b))	459,389	1,123,350	1,707,000
Field office	194,536	119,996	177,826
	3,274,557	1,369,282	3,261,409
Operating loss	(4,687,565)	(3,183,923)	(8,044,954)

Interest and sundry income	86,432	888,785	769,837
	(4,601,133)	(2,295,138)	(7,275,117)
Future income tax recovery (Note 8)	354,735	-	-

Loss and comprehensive loss for the year	(4,246,398)	(2,295,138)	(7,275,117)

Deficit, beginning of year	(16,711,286)	(14,416,148)	(7,141,031)

Deficit, end of year	$(20,957,684)	$(16,711,286)	$(14,416,148)

Loss per share - basic and diluted	$(0.13)	$(0.07)	$(0.23)

Weighted average number of common shares outstanding basic and diluted	33,855,997	31,767,488	31,054,523

See accompanying notes to consolidated financial statements

MINCO SILVER CORPORATION
(A development stage enterprise)
Consolidated Statements of Cash Flow
(in Canadian Dollars)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2007
Cash flows for operating activities
Loss for the year	$(4,246,398)	$(2,295,138)	$(7,275,117)
Adjustment for items not involving cash:
- stock-based compensation (Note 7 (b))	459,389	1,123,350	1,707,000
- amortization	49,729	49,147	26,533
- foreign exchange loss (gain) on loan receivable	1,000,866	(1,440,314)	(233,629)
- future income tax recovery	(354,735)	-	-
Changes in non-cash working capital items:
- receivables	42,377	45,760	(34,620)
- prepaid expenses and deposits	85,613	(348,264)	11,299
- accounts payable and accrued liabilities	(404,514)	(524,085)	(414,043)
- due to Minco China (Note 9 (a))	(226,074)	-	-
- advances from Minco Gold (Note 9 (b))	1,089,077	-	-

	(2,504,670)	(3,389,544)	(6,212,577)

Cash flows from financing activities
Proceeds from issuance of common shares (Note 7 (a))	13,918,020	2,942,716	397,681
Due from Minco Gold	-	1,929,893	-
Advances from (repayments to) to Minco China	-	(3,393,506)	2,267,491

	13,918,020	1,479,103	2,665,172

Cash flows from investing activities
Development costs	(2,647,947)	(4,675,120)	-
Property, plant and equipment	10,074	(70,624)	(190,098)
Loan receivable (Note 4)	(2,520,239)	(5,776,068)	-
Short-term investments	(6,581,820)	10,513,414	6,065,656
	(11,739,932)	(8,398)	5,875,558
Effect of exchange rate changes on cash	_	445,314	233,629

(Decrease) increase in cash and cash equivalents	(326,582)	(1,473,525)	2,561,782

Cash and cash equivalents, beginning of year	1,174,021	2,647,546	85,764

Cash and cash equivalents, end of year	$847,439	$1,174,021	$2,647,546

Supplemental disclosure of cash flow information Interest paid	$8,534	$-	$-

See accompanying notes to consolidated financial statements

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
(in Canadian Dollars)

1.	Nature of Business

Minco Silver Corporation ("Minco Silver" or the "Company") was incorporated on August 20, 2004 under the laws of British Columbia, Canada. Its principal business activities include the acquisition, exploration and development of silver mineral properties.

At December 31, 2009, Minco Gold Corporation (formerly Minco Mining & Metals Corporation) ("Minco Gold") owned a 32.01% (2008 - 40.48%) equity interest in Minco Silver. Minco Silver is exploring, evaluating and developing silver mineral properties and projects in the People's Republic of China ("China") with the aim of bringing properties to production. The ability of the Company to meet its commitments as they become payable, the exploration and development of mineral properties and projects, and the underlying value of the mineral properties are entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the exploration and development of its properties, the receipt of necessary permits and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable.

2.	Significant Accounting Policies

Basis of Presentation and Consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of Minco Silver Corporation, Minco Silver Ltd., Minco Yinyuan Co. and Foshan Minco Fuwan Mining Co. Ltd. ("Foshan Minco") which is subject to a 10% carried interest (Note 5).

All material inter-company accounts and transactions have been eliminated upon consolidation.

Use of Estimates and Measurement of Uncertainty

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements and expenses during the period reported. Significant areas of estimate include the valuation of the loan receivable, stock options and warrants and income taxes. By their nature, these estimates are subject to uncertainty and the effect on the consolidated financial statements of changes in these estimates in future periods could be significant.

MINCO SILVER CORPORATION
(A development stage enterprise)
Consolidated Statement of Operations and Comprehensive Loss and Deficit
(in Canadian Dollars)

2.	Significant Accounting Policies (continued)

Stock- Based Compensation

The Company grants stock options to directors, officers, employees and service providers.

The Company applies the fair-value method of accounting for stock-based awards. Stock-based compensation for employees is determined based on the grant date fair value of the stock options calculated using the Black-Scholes option pricing model. The expense is charged to earnings or capitalized as appropriate on a straight-line basis over the vesting period. For non-employees, stock-based compensation is determined based on the fair value of the options on the earliest of the date at which the counterparty's performance is complete, a performance commitment is reached, or the equity instruments are granted if they are fully vested and non-forfeitable at that date. If stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Acquisition, Exploration and Development of Mineral Interests

Exploration expenditures other than direct acquisition costs are expensed before a mineral resource is identified as having economic potential.

The Company's policy is to capitalize mineral property acquisition costs and to commence capitalization of mineral property exploration and development costs when a mineral resource is identified as having economic potential on a property.

Where a specific mineral interest property is identified as having a mineral resource with economic potential, costs specific to the development of the particular project are capitalized as development costs and carried at cost until the properties to which they relate are placed into commercial production, sold, abandoned or determined by management to be impaired in value.

A mineral resource is considered to have economic potential when it is expected that documented resources can be legally and economically developed considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

i.	There is a probable future benefit that will contribute to future cash inflows;

ii.	The Company can obtain the benefit and control access to it; and

iii.	The transaction or event giving rise to the benefit has already occurred.

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
(in Canadian Dollars)

2.	Significant Accounting Policies (continued)

Acquisition, Exploration and Development of Mineral Interests (continued)

Costs relating to any producing mineral interest would be amortized on a unit-of-production basis over the estimated ore reserves. Costs incurred after a property is placed into production that increase production volume or extend the life of a mine are capitalized.

The recoverability of mineral interests is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to farm-out its resource properties, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated amortization and depletion.

Amortization is calculated using the straight-line method based on the assets' estimated useful lives:

Estimated useful life
Computer Equipment	5 years
Mining Equipment	5 years
Motor Vehicles	10 years
Office Equipment and Furniture	5 years

The amortization of leasehold improvements is calculated using the straight-line method based on the remaining lease term.

Impairment

The carrying values of mineral interests and property, plant and equipment are reviewed when changes in circumstances suggest their carrying value may have become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows from the use of the asset or mineral interests and its eventual disposition. If impairment is deemed to exist, the assets or development property will be written down to fair value with a charge to operations.

MINCO SILVER CORPORATION
(A development stage enterprise)
Consolidated Statement of Operations and Comprehensive Loss and Deficit
(in Canadian Dollars)

2.	Significant Accounting Policies (continued)

Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they are incurred and in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related asset and depreciated over the life of the asset. Over time, the liability is increased to reflect an interest element (accretion expenses) considered in its initial measurement at fair value. The amount of liability will be adjusted for changes in amounts and timing of cash flows at each reporting period. It is possible that the Company's estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at December 31, 2009 and 2008, the Company did not have any asset retirement obligations.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, receivables, loan receivable, accounts payable and accrued liabilities, and payables to related parties.

a)	Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and on hand and guaranteed investment certificates with initial maturities of less than three months. Cash and cash equivalents have been classified as held for trading and are recorded at fair value.

b)	Short-term Investments

Short-term investments comprise of guaranteed investment certificates with initial maturity of greater than three months. Such investments have been classified as held for trading and are recorded at fair value.

c)	Receivables

Receivables are classified as loans and receivables and accordingly are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
(in Canadian Dollars)

2.	Significant Accounting Policies (continued)

Financial Instruments (continued)

	d)	Loan Receivable
The loan receivable is classified as loans and receivables and accordingly is recorded initially at fair value, and subsequently at amortized cost using the effective interest rate method.

The Company assesses at each balance sheet date whether there is any objective evidence that the loan receivable is impaired. Evidence of impairment may include indications that the debtor is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that the debtor will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

When loans are identified as impaired, their carrying amounts should be reduced to their estimated realizable amounts. Estimated realizable amounts should be measured by discounting the expected future cash flows at the original effective interest rate inherent in the loans. When the amounts and timing of future cash flows cannot be estimated with reasonable reliability, estimated realizable amounts may be measured at either:

		I.	the fair value of any security underlying the loans, net of expected costs of realization and any amounts legally required to be paid to the borrowers; or

		II.	observable market prices for the loans.

	e)	Accounts Payable, Accrued Liabilities and Payables to Related Parties

Accounts payable, accrued liabilities and payables to related parties are classified as other financial liabilities and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost.

Income Tax

The Company follows the liability method of accounting for income taxes. Future income taxes are recognized for the future tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases on the balance sheet date. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply in which temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in substantively enacted rates is included in operations. A future income tax asset is only recorded to the extent it is more likely than not to be realized.

MINCO SILVER CORPORATION
(A development stage enterprise)
Consolidated Statement of Operations and Comprehensive Loss and Deficit
(in Canadian Dollars)

2.	Significant Accounting Policies (continued)

Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. If the Company incurs net losses in a fiscal year, basic and diluted loss per share are the same.

Translation of Foreign Currencies

The Company's measurement currency is the Canadian dollar. The Company follows the temporal method of accounting for the translation of its integrated foreign operations and for foreign currency transactions. Under this method, transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the transaction dates. At year-end, monetary assets and liabilities are re-measured at the year-end exchange rates, and non-monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at their historical exchange rates. Exchange gains and losses on translation are charged to operations.

Newly Adopted Accounting Policies

Goodwill and Intangible Assets

Effective from 1 January, 2009, the Company adopted the recommendations included in Section 3064, "Goodwill and Intangible Assets," of the Canadian Institute of Chartered Accountants ("CICA")Handbook, which replaced CICA Section 3062, "Goodwill and Other Intangible Assets". The adoption of this Section had no material impact on the Company's financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective from January 1, 2009, the Company adopted the EIC 173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". This guidance clarified that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. The adoption of this Section had no material impact on the Company's financial statements.

Mining Exploration Costs

Effective March 27, 2009, the Company adopted the EIC 174, "Mining Exploration Costs". This standard provides guidance on the capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets. The adoption of this standard did not have a significant impact on the Company's financial statements.

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
(in Canadian Dollars)

2.	Significant Accounting Policies (continued)

New Accounting Pronouncements

Section 1582, Business Combinations, 1601, Consolidations and 1602, Non-controlling Interests

In January 2009, the CICA issued three new sections to replace Section 1581, "Business Combinations" and Section 1600, "Consolidated Financial Statements."

Section 1582 will apply to a transaction in which the acquirer obtains control of one or more businesses (as defined in the Section). Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value. A bargain purchase will result in the recognition of a gain. Acquisition costs will be expensed.

Any non-controlling interest will be recognized as a separate component of shareholders' equity and net income will be allocated between the controlling and non-controlling interests. These new standards will apply to fiscal years beginning on or after January 1, 2011. These Sections will not have an impact on the Company's financial statements unless the Company enters into a business combination subsequent to January 1, 2011.

3.	Short-term Investments

As at December 31, 2009, short-term investments consisted of cashable guaranteed investment certificates ($10.3 million) with a yield ranging from 0.65% to 0.80%.

As at December 31, 2008, short-term investments consisted of cashable guaranteed investment certificates ($3.5 million) and corporate notes ($0.2 million). The yields on these investments were 1.50% to 4.55%.

4.	Loan Receivable

On July 22, 2008, the Company announced the execution of a Letter of Intent with Sterling Mining Company ("Sterling") to acquire 100% of the issued and outstanding common shares of Sterling.

The Company also extended a line of credit in the amount of US$15 million under the terms of a Credit Facility Agreement dated July 21, 2008 (the "Facility") to be advanced from time to time to meet general working capital and other operating expenses to carry on Sterling's business, of which US$5 million was advanced on July 30, 2008, bearing 10% simple interest plus fees and expenses. It was a term of the Letter of Intent and the Facility that Minco Silver's obligation to amalgamate with Sterling and the payment of any and all subsequent advances were conditional upon the successful completion of a due diligence review of Sterling's operations and the execution of a definitive agreement.

On August 27, 2008, at the conclusion of Minco Silver's due diligence review, the Company terminated its obligation to amalgamate with Sterling and its obligation to advance the additional US$10 million under the Facility.

MINCO SILVER CORPORATION
(A development stage enterprise)
Consolidated Statement of Operations and Comprehensive Loss and Deficit
(in Canadian Dollars)

4.	Loan Receivable (continued)

To secure the US$5 million advance (plus interest and fees) Minco Silver and Sterling executed the following:

	(a)	secured promissory note to secure and evidence the US$5 million advance in which Sterling promises to pay to the order of the Company;

(b)
all assets security agreement and a mortgage, assignment of leases and rents security agreement and fixture filing in which Sterling agree to provide a second charge security on all of the assets and properties of Sterling with the exception of the Sunshine Precious Metals, Inc. (the "Sunshine Lease"); and

	(c)	assignment and assumption agreement in which Sterling assigns the Sunshine Mine under a lease dated June 6, 2003 between Sterling and the Sunshine Lease to the Company.

The Company's secured interest is seconded to a previous loan in the amount of US$1.4 million whereby another secured creditor has a priority secured interest over Sterling's assets. The Company also has a perfected secured interest in the Sunshine Lease.

On February 18, 2009, Minco Silver filed an action in the District Court of the First Judicial District of the State of Idaho commencing a foreclosure proceeding to foreclose on Sterling and appoint a receiver to realize on the US$5 million advance. On March 3, 2009 Minco Silver's foreclosure action was stayed in favour of Sterling's filing of a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of the State of Idaho (the "Bankruptcy Court").

On May 15, 2009, the Bankruptcy Court rendered its first decision declaring that Sterling has the right to re-assume all of Sterling's leased hold interests including the Sunshine Lease. The Court held that as a condition to re-assuming the Sunshine Lease, Sterling must cure all monetary defaults pursuant to the terms of the Sunshine Lease as determined by the Court.

On May 15, 2009, the Court also approved, on an interim basis, a US$1 million post petition financing offer by Minco Silver to Sterling to fund Sterling's administration costs during its bankruptcy and to start covering the costs to cure any defaults under the Sunshine Lease to be determined by the Bankruptcy Court any defaults.

On August 21, 2009, the Court rendered its second decision declaring (with the exception of penalties payable on a 7% Net Smelter Royalty ("NSR") pursuant to the terms of a Consent Decree Judgment between Sterling, The Environmental Protection Agency (the "EPA") and the Coeur d'Alene Indian Tribe (the "Tribe") (see Note 14 - Subsequent Events)) the preliminary amount to cure and bring the Sunshine Lease into good standing at US$1.32 million.

On October 14, 2009, the Court approved a supplemental post petition financing offer from Minco Silver to Sterling in the amount of US $3 million, an increase of US $2 million, to finance the costs associated with the care and maintenance of the Sunshine Mine, and preliminary costs as determined by the Bankruptcy Court to cure the Sunshine Lease.

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
(in Canadian Dollars)

4.	Loan Receivable (continued)

On December 2, 2009 Sterling filed with the United States Bankruptcy Court a second amended disclosure statement providing information concerning Sterling's proposed plan of reorganization. Pursuant to the provisions of Sterling's plan of reorganization, Minco Silver has made a bid to purchase Sterling in the amount of US $12.5 million. Purchase consideration will be satisfied by the secured claim against the assets of Sterling with the balance paid in cash.

The Company believes that the estimated fair value of Sterling's assets in which it holds a security interest is in excess of the carrying value of the loan as at December 31, 2009. The loan receivable is presented as a non-current asset because the time frame to realization is indeterminate.

Sterling Loan	December 31, 2009	December 31, 2008
Principal (US$5,000,000) Interest on principal (US$332,125)	$5,247,000	$6,114,000
	330,610	386,231
	5,577,610	6,500,231

Post petition financing and expenses (US$2,550,176) Interest on expenses (US$7,078)	2,613,355	155,916
	7,428	7,428
	2,620,783	163,344

Late payment penalty (US$87,715)	92,048	107,493
	$8,290,441	$6,771,068

5.	Mineral Interests

	(a)	Fuwan Silver Deposit

On July 20, 2005, the Ministry of Land and Resources of China approved the transfer of the Fuwan exploration permit to Minco Mining (China) Corporation ("Minco China"), a wholly-owned subsidiary of Minco Gold, at a cost of $1.59 million (RMB 10,330,000). The total amount of the exploration permit had been fully paid.

The exploration permits owned by the Company were held through Minco China for and on behalf of the Company. Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

MINCO SILVER CORPORATION
(A development stage enterprise)
Consolidated Statement of Operations and Comprehensive Loss and Deficit
(in Canadian Dollars)

5.	Mineral Interests (continued)

In July 2008 the Company incorporated Foshan Minco as the operating company for the Fuwan project. In December 2008, the Fuwan exploration permit held by Minco China was transferred to Foshan Minco. Minco Silver currently has a 100% interest in Foshan Minco subject to a 10% net profit interest held by Guangdong Geological Bureau ("GGB"). There will be no distributions to or participation by GGB, until such time as Minco Silver's investment in the project is paid back. GGB is not required to fund any expenditures related to the Fuwan project.

Management has determined that the Fuwan Silver Deposit area met the criteria for capitalization of development costs in the first quarter of 2008 and has been capitalizing development costs relating to the main Fuwan Silver Deposit since that time.

The following is a summary of the project development costs capitalized in the mineral interest from January 1, 2008 to December 31, 2009:

	December 31, 2008	Additions	December 31, 2009
Consulting fees	$742,482	$524,667	$1,267,149
Drilling	1,738,039	80,220	1,818,259
Labor	229,311	448,057	677,368
Feasibility study	1,113,032	767,495	1,880,527
Stock based compensation	360,086	704,121	1,064,207
Other development costs	1,111,148	1,182,244	2,293,392
	$5,294,098	$3,706,804	$9,000,902

(b)	Fuwan Silver Belt

In 2005, the Company acquired three additional silver exploration permits on the Fuwan belt, referred to as the Guanhuatang Property, the Luoke-Jilinggang Property and the Guyegang-Sanyatang Property at a cost of $267,427 (RMB 1,500,000).

The following is a summary of the Fuwan Silver Belt exploration costs incurred for the years ended December 31, 2009 and 2008:

	Year ended	Year ended
	December 31,	December 31,
	2009	2008
Consulting fees	$151,150
Drilling	-	560,574
Labor cost	-	69,405
Other exploration costs	-	273,065
	$-	$1,054,194

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
(in Canadian Dollars)

5.	Mineral Interests (continued)

(c) Chanqkenq Silver Mineralization

Minco Gold has assigned its right to earn a 51% interest in the Changkeng Silver Mineralization to the Company. Minco Gold is responsible for all the costs related to the gold mineralization on the Changkeng Property; Minco Silver is responsible for the costs related to the silver mineralization. The Company recorded $207,710 (2008 - $Nil) as the exploration costs in 2009, which is 51% of the costs for the Changkeng Silver Mineralization, payable to Minco Gold.

The total cost to acquire the Changkeng Exploration Permit is approximately $8 million (RMB 48.36 million), of which $2.9 million (RMB 19.36 million) was paid by Mingzhong in 2008, with the remaining balance of approximately $5.1 million (RMB 29 million) due February 5, 2010.

In 2009, the Company and Minco Gold entered into an agreement under which the Company will pay Minco Gold 30% of Minco Gold's 51% share of the cost of the permit for the Changkeng Silver Mineralization. Accordingly, in the year ended December 31, 2009, the Company recorded $1,205,298 exploration permit costs for Changkeng Silver Mineralization and amount due to Minco Gold. Subsequent to December 31, 2009, such amount has been fully repaid.

6.	Plant, Property and Equipment

	December 31,2009
	Accumulated	Net Book
	Cost	Amortization	Value

Computer equipment	$111,729	$67,287	$44,442
Leasehold improvements	47,892	21,987	25,905
Mining equipment	2,735	1,401	1,334
Site motor vehicles	146,929	36,645	110,284
Office equipment and furniture	39,087	18,002	21,085
	$348,372	$145,322	$203,050

	December 31,2008
		Accumulated	Net Book
	Cost	Amortization	Value

Computer equipment	$115,169	$46,471	$68,698
Leasehold improvements	45,618	12,409	33,209
Mining equipment	2,735	854	1,881
Site Motor vehicles	146,929	21,952	124,977
Office equipment and furniture	50,702	13,906	36,796
	$361,153	$95,592	$265,561

MINCO SILVER CORPORATION
(A development stage enterprise)
Consolidated Statement of Operations and Comprehensive Loss and Deficit
(in Canadian Dollars)

7.	Share Capital and Contributed Surplus

	(a)	Common Shares and Contributed Surplus

Authorized: Unlimited number of common shares without par value.

Issued:

	Shares	Share Capital	Contributed Surplus
Balance - December 31, 2007	31,137,132	$21,804,253	$6,260,998
Stock-based compensation	1,483,435
Stock options exercised	240,001	666,267	(281,234)
Share purchase warrants exercised	741,357	3,328,693	(771,011)
Balance - December 31, 2008	32,118,490	25,799,213	6,692,188
Private placement (net of share issuance costs of $296,184)	8,175,179	10,669,497	2,932,123
Stock-based compensation	-	-	1,163,510
Stock options exercised	320,000	578,283	(261,883)
Balance - December 31, 2009	40,613,669	$37,046,993	$10,525,938

On October 22, 2009, the Company closed a non-brokered private placement financing of 8,175,179 units at a price of $1.70 per unit for gross proceeds of $13,897,804. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the subscriber to purchase a common share at a price of $2.15 for a period of twelve months. The fair value of the warrants was estimated at $2,932,123.

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
(in Canadian Dollars)

7.	Share Capital and Contributed Surplus (continued)

	(b)	Stock Options

The Company may grant up to 10% of its issued and outstanding shares as options to its Directors, officers, employees and consultants under its stock option plan. The Board of directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options were granted.

Stock option compensation is expensed over the vesting period of each option. During the year ended December 31, 2009, the Company granted 1,110,000 stock options to directors, employees and consultants with exercise prices ranging from $1.05 to $2.20 vesting over a three-year period.

The Company recorded $1,163,510 of stock-based compensation for the year ended December 31, 2009. Stock- based compensation expense of $459,389 was recorded in the income statement and stock-based compensation expense of $704,121 was capitalized to mineral interests.

A summary of the options granted by the Company is as follows:

		Weighted
	Number	average
	outstanding	exercise price
December 31, 2007	3,905,668	$1.77
Granted	1,132,500	1.91
Exercised	(240,001)	1.60
Forfeited	(648,333)	2.25
December 31, 2008	4,149,834	1.74
Granted	1,110,000	1.40
Exercised	(320,000)	0.99
Forfeited	(666,168)	1.91
December 31, 2009	4,273,666	$1.68

MINCO SILVER CORPORATION
(A development stage enterprise)
Consolidated Statement of Operations and Comprehensive Loss and Deficit
(in Canadian Dollars)

7.           Share Capital and Contributed Surplus (continued)

              (b)           Stock Options (continued)

Options Outstanding				Options Exercisable
		Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life (yr)	Price	Exercisable	Price
$0.46-$1.30	2,842,666	2.05	$1.13	1,921,667	$1.39
$1.57-$3.67	1,431,000	3.09	$2.58	747,343	$2.22
	4,273,666	2.04	$1.68	2,669,010	$1.69

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2009	2008
Risk-free interest rate	1.58%-2.77%	1.96%-3.46%
Dividend yield	0%	0%
Volatility	102%-107%	68%-102%
Approximate expected lives	5 years	5 years

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management's opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

(c)	Warrants

The summary of warrants granted by the Company is as follows:

	Number outstanding	Weighted average exercise price
December 31, 2007	2,875,000	$3.45
Exercised	(741,357)	3.45
Expired	(2,133,643)	3.45
Granted	-	-
December 31, 2008	4,087,590	2.15
December 31, 2009	4,087,590	$2.15

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
(in Canadian Dollars)

7.	Share Capital and Contributed Surplus (continued)

In connection with the non-brokered private placement described in Note 7(a), each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the subscriber to purchase a common share at a price of $2.15 for a period of twelve months. The fair value of the warrants was estimated at $0.72 for each and $2,932,132 for a total of 4,087,590 warrants.

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2009	2008
Risk-free interest rate	1.22%	-
Dividend yield	0%	-
Volatility	145.13%	-
Approximate expected lives	1 year	-

(d)	Capital Risk Management

The Company's objectives in the managing the liquidity and capital are to safeguard the Company's ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, comprising issued share capital, common share purchase warrants, contributed surplus, accumulated and other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

As at December 31, 2009, the Company does not have any long- term debt and is not exposed to any externally imposed capital requirements.

The Company expects that its current capital resources will be sufficient to carry on certain development and exploration business plan and support its operational expenses.

MINCO SILVER CORPORATION
(A development stage enterprise)
Consolidated Statement of Operations and Comprehensive Loss and Deficit
(in Canadian Dollars)

8.	Income Taxes

The Company has two branches in China, Foshan Minco and Foshan Minco Beijing Branch for Canadian tax purposes. The operating results of these two branches are included in the Company's tax reporting for Canadian tax purposes.

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2009	2008	2007
Loss before income taxes	$(4,601,133)	$(2,295,138)	$(7,275,117)
Statutory income tax rate	30%	31%	34%
Expected tax recovery at statutory income tax rate	$(1,380,340)	$(711,493)	$(2,482,270)
Non-deductible expenses and other items	247,100	167,111	440,065
Effect of share issuance costs not recognized	(88,855)	-	-
Impact of change in tax rate	451,585	233,532	697,875
Cost (benefit) of previously unrecognized tax pools	-	123,978	1,344,330
Change in valuation allowance	499,795	240,998
Other	(84,020)	(54,126)	-
Income tax recovery	$(354,735)	$-	$-

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
(in Canadian Dollars)

8.	Income Taxes (continued)

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at December 31 are as follows:

	2009	2008
	26%	26%
Future income tax assets:
Non-capital losses	$1,542,196	$1,447,140
Mineral interests	2,619,109	2,274,490
Other	149,173	202,841
	4,310,478	3,924,471
Loan receivable	(26,938)	(140,725)
	4,283,540	3,783,746
Less: valuation allowance	(4,283,540)	(3,783,746)
Total future income tax assets	$-	$-

The Company has non-capital losses carry-forward for Canadian income tax purposes as follows:

Loss Expiry	Amount
2014	$52,800
2015	746,632
2026	1,449,119
2027	998,751
2028	1,003,546
2029	1,917,936
$6,168,784

Included in future income tax assets is $19,477,336 of cumulative foreign resource expenses for Canadian income tax purposes which can be carried forward indefinitely and used to reduce future taxable income in Canada. Certain of these non-capital losses and the cumulative foreign resource expenses are related to the Company's exploration activities in China. Consequently, certain of the related expenditures may be deductible for Chinese tax purposes (subject to China tax law deductibility limitations).

MINCO SILVER CORPORATION
(A development stage enterprise)
Consolidated Statement of Operations and Comprehensive Loss and Deficit
(in Canadian Dollars)

9.	Related Party Transactions

(a)
The amount due to Minco China as at December 31, 2009 was $713,732 (2008 - $939,806). It represents the expenditures on the Fuwan Property and shared office expenses. The amount is unsecured, non-interest bearing and payable on demand.

(b)
The amount due to Minco Gold as at December 31, 2009 was $1,395,553 (2008 - $306,476). It represents the exploration expenditures on the Changkeng Silver Mineralization, shared expenses for the Vancouver office and the sharing of salaries and administration costs. The amount is unsecured, non-interest bearing and payable on demand.

In the year ended December 31, 2009, the Company paid or accrued $127,897 (2008 - $78,122) in respect of rent, $1,205,298 (December 31, 2008 - $Nil) in respect of exploration permit costs and $207,710 in respect of sharing of exploration costs of Changkeng Silver Mineralization, and $429,794 (2008 -$778,833) in respect of shared office expenses and administration costs to Minco Gold.

(c)
In the year ended December 31, 2009, the Company paid consulting fees totaling $575,591 (2008 - $407,231) to companies controlled by the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Vice President, Exploration of the Company. Of this amount, $173,311 was recorded in the income statement (2008 - $145,219) and $402,280 was capitalized in the development cost (2008-$262,012).

The above transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
(in Canadian Dollars)

10.	Geographical Information

The Company's business is considered as operating in one segment, mineral exploration and development. The geographical division of the Company's assets and liabilities and net loss is as follows:

	December 31, 2009	December 31, 2008
Current Assets
Canada	$5,940,989	$4,044,325
China	5,585,017	1,354,433
	$11,526,006	$5,398,758
Long-term Assets
Canada	$11,449,692	$8,273,155
China	6,044,701	4,057,572
	$17,494,393	$12,330,727
Current Liabilities
Canada	$1,480,769	$654,369
China	924,383	1,295,001
	$2,405,152	$1,949,370

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Net Loss
Canada	$3,879,289	$851,038	$2,492,865
China	367,109	1,444,101	4,782,252
	$4,246,398	$2,295,139	$7,275,117

MINCO SILVER CORPORATION
(A development stage enterprise)
Consolidated Statement of Operations and Comprehensive Loss and Deficit
(in Canadian Dollars)

11.	Commitments
	a)	The Company has commitments in respect of office leases in China and Canada, requiring minimum payments of $1,002,663, as follows:

2010	$167,039
2011	167,039
2012	167,039
2013	167,100
2014	167,223
2015	167,223
$1,002,663

(b)	The Company has a commitment in respect of the Fuwan mine design contract requiring payments of RMB 8 million (approximately $1.23 million).

12.	Financial Management Risk

The Company's operations consist of the acquisition, exploration and development of mineral properties in China. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk and interest rate risk. Management reviews these risks on a monthly basis and when material, they are reviewed and monitored by the Board of Directors.

Credit risk - Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair value contracts with individual counterparties which are recorded in the consolidated financial statements. The Company considers the following financial assets to be exposed to credit risk:

i.
Cash and cash equivalents - In order to manage credit and liquidity risk, the Company places its short-term investment funds into government and Canadian bank debt securities with terms of 90 days or less when acquired. At December 31, 2009, the balance of $847,439 was placed with three institutions.

ii.
Short term investments - are investment grade bonds and guaranteed investment certificates with maturities of greater than 90 days when acquired. At December 31, 2009, these totalled $10.29 million and were placed with two institutions. The yields on these investments were 0.65% to 0.80%.

	iii.	Loan receivable - see Note 4. At year-end, the repayment date of the loan receivable is indeterminable.

The Company does not have any derivative financial instruments nor has it invested in asset backed paper instruments.

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
(in Canadian Dollars)

12.	Financial Management Risk (continued)

Fair value measurement

It is required that the classification of fair value measurements uses a fair value hierarchy that reflects the significance of the inputs used in making the measurements, including the following levels:

Level 1 - quoted prices in active markets for identical assets or liabilities,
Level 2 - valuation methods that make use of directly or indirectly observable inputs, and
Level 3 - valuation methods that make use of unobservable market data used as inputs.

The fair value of the Company's cash and cash equivalents and short-term investments is their carrying value (level 2). The marketable securities are measured on its fair value based on quoted market price (level 1). The fair value of the Company's receivables and payables approximates their carrying value given their short-term nature.

Liquidity risk - Liquidity risk includes the risk that the Company cannot meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company insures that there are sufficient cash balances to meet its short-term business requirements. At December 31, 2009, the Company has positive working capital of approximately $9.12 million and therefore has sufficient funds to meet its current operating and exploration and development obligations. However, the Company will require significant additional funds in the future to complete its plans for the Fuwan Silver Deposit.

Currency/Foreign exchange risk - The Company's functional currency is the Canadian dollar and therefore the Company's net earnings are impacted by fluctuations in the valuation of foreign currencies in relation to the Canadian dollar. The Company raises funds in Canadian dollars and lends either Canadian or US dollar amounts to support the Chinese operations. As the Company operates in China and many of its exploration and development expenditures are payable in either US dollars or the Chinese currency RMB, there exist foreign currency risks arising from changes in exchange rates with the Canadian dollar. The Company maintains its excess cash in Canadian based assets. The Company does not hedge its exposure to currency fluctuations.

Interest rate risk - Financial instruments that expose the Company to interest rate risk are the cash and cash equivalents, short-term investments and loan receivable owned by the Company.

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company's net US$12.9 million assets and liabilities at year- end. This sensitivity analysis shows that a change of +/- 10% in US$foreign exchange rate would have a +/-US$1.3 million impact on net loss for the year ended December 31, 2009. This impact is primarily as a result of the Company having year- end cash balances and loan receivable denominated in US dollars.

MINCO SILVER CORPORATION
(A development stage enterprise)
Consolidated Statement of Operations and Comprehensive Loss and Deficit
(in Canadian Dollars)

12.	Financial Management Risk (continued)

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/-$0.2 million impact on net loss for the year ended December 31, 2009. This impact is primarily

13.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles

As a result of the Company having cash and short-term investments invested in interest bearing accounts. The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company's results to differ from that shown above.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). These consolidated financial statements also conform, in all material respects, with generally accepted accounting principles in the United States of America ("United States GAAP") with respect to recognition, measurement and presentation except as described and quantified below.

Consolidated Balance Sheets	December 31, 2009	December 31, 2008
Total assets under Canadian GAAP	$29,020,399	$17,729,485
Adjustment for capitalized development costs (a)	(9,000,902)	(5,294,098)
Total assets under US GAAP	$20,019,497	$12,435,387

Shareholders' equity under Canadian GAAP	$26,615,247	$15,780,115
Adjustment for capitalized development costs (a)	(9,000,902)	(5,294,098)

Total shareholders' equity under US GAAP	$17,614,345	$10,486,017

Consolidated Statements of Operations and Comprehensive Loss and Deficit:	2009	2008
Net Loss - Canadian GAAP	4,246,398	2,295,138
Adjustment for capitalized development cost (a)	3,706,804	5,294,098
Net Loss - US GAAP	7,953,202	7,589,236
Loss per share - US GAAP	023	0.24

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
(in Canadian Dollars)

13	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

Consolidated Statements of Cash Flows	Dec 31, 2009	Dec 31, 2008
Cash flows (used) in operating activities under Canadian GAAP	(2,504,670)	(4,407,843)
Adjustment for development costs (a)	(2,647,947)	(4,675,120)
Cash flows (used) in operating activities under US GAAP	(5,152,617)	(9,082,963)

Cash flows (used in) from investing activities under Canadian GAAP	(11,739,932)	(8,398)
Adjustment for development costs (a)	2,647,947	4,675,120
Cash flows (used in) from investing activities under US GAAP	(9,091,985)	4,666,722

There were no reconciling items between US GAAP and Canadian GAAP identified for the year ended December 31, 2007.

(a)	Mineral properties development:

Mineral properties are accounted for in accordance with Canadian GAAP as discussed in Note 5. During 2008, management determined that the Fuwan Silver Deposit area had met the criteria for treatment as a development property effective March 5, 2008 and as such has capitalized expenditures in the amount of $9,000,902 relating to the Fuwan silver project under Canadian GAAP as at December 31, 2009.

For US GAAP purposes, in accordance with Emerging Issues Task Force ("EITF") 04-2, "Whether Mineral Rights Are Tangible or Intangible Assets", exploration expenditures as well as acquisition costs for properties, leases and permits are expensed as incurred unless commercial feasibility is established. Therefore, the amount of $9,000,902 capitalized under Canadian GAAP would be expensed in accordance with US GAAP.

Under Canadian GAAP, the net loss of 2009 was increased by $3,706,804 related to mineral property exploration, which was adjusted to exploration costs under US GAAP (2008 - $5,294,098, 2008 - Nil).

Under Canadian GAAP, cash flow of $2,647,947 (2008 - $4,675,120, 2007 - Nil) related to mineral property exploration was included in the investing activities, which was adjusted to the operating activities under US GAAP.

MINCO SILVER CORPORATION
(A development stage enterprise)
Consolidated Statement of Operations and Comprehensive Loss and Deficit
(in Canadian Dollars)

13	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

	(b)	Recently adopted accounting standards - US GAAP:

1)
In June 2009, FASB issued Accounting Standards Codification ("ASC") Topic 105, "Generally Accepted Accounting Principles." ASC Topic 105 establishes the FASB Accounting Standards Codification ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with US GAAP for the Securities and Exchange Commission ("SEC") registrants. All guidance contained in the Codification carries an equal level of authority. The Codification supersedes all existing non-SEC accounting and reporting standards. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The FASB will instead issue new standards in the form of Accounting Standards Updates ("ASU"). The FASB will not consider ASUs as authoritative in their own right and ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on changes in Codification. These changes and the Codification itself do not change US GAAP. The adoption of these changes has only impacted the manner in which new accounting guidance under US GAAP is referenced. It did not impact to the Company's consolidated financial statements.

2)
In September 2006, the Financial Accounting Standards Board ("FASB") issued an amendment included in ASC 820 Fair Value Measurements and Disclosures (formerly SFAS 157, Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures. The standard does not require any new fair value measurements. The effective date for certain non-financial assets and non-financial liabilities was deferred to years beginning after November 15, 2008, and interim periods within those years. The Company adopted the standard on January 1, 2009 without significant effect on the Company's consolidated financial statements.

3)
In December 2007, the FASB issued an amendment to ASC 805 Business Combinations (formerly SFAS 141(R), Business Combinations), which retains the fundamental requirements that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. The standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted the standard on January 1, 2009 without significant effect on the Company's consolidated financial statements.

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
(in Canadian Dollars)

13	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

	(b)	Recently adopted accounting standards - US GAAP: (continued)

4)
In December 2007, the FASB issued an amendment to ASC 810 Consolidations (formerly SFAS 160, Non controlling interests in consolidated financial statements, which amended ARB 51) to establish accounting and reporting standards for a non-controlling interest in a subsidiary and for deconsolidation of a subsidiary. The standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted the standard on January 1, 2009 without significant effect on the Company's financial statements.

5)
In March 2008, the FASB issued an amendment to ASC 815 Derivatives and Hedging (formerly FASB Statement No. 161, Disclosure about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133 ("FAS 161")) which provides revised guidance for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for under ASC 815, and how derivative instruments and the related hedged items affect an entity's financial position, financial performance and cash flows. The Company adopted the standard on January 1, 2009 without significant effect on the Company's financial statements.

6)
In April 2008, the FASB issued an amendment to ASC 350 Intangibles - Goodwill and Other (formerly FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets) which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350. The intent of this amendment is to improve consistency between the useful life of a recognized intangible asset under ASC 350 and the period of expected cash flows used to measure the fair value of the asset under ASC 805 Business Combinations (formerly FASB Statement No. 141, Business Combinations). The amendment is effective for the Company's fiscal year beginning January 1, 2009 and has been applied prospectively to intangible assets acquired after the effective date. The Company adopted the standard on January 1, 2009 without significant effect on the Company's financial statements,

7)
In April 2009, an amendment was issued to ASC 815 Derivatives and Hedging which addresses whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock, an important consideration in determining the instrument's accounting classification. The amendment is effective for annual periods beginning after December 15, 2008. The Company adopted the standard on January 1, 2009 with no impact on the Company's financial statements.

MINCO SILVER CORPORATION
(A development stage enterprise)
Consolidated Statement of Operations and Comprehensive Loss and Deficit
(in Canadian Dollars)

13	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

	(b)	Recently adopted accounting standards - US GAAP: (continued)

8)
In May 2009, the FASB issued ASC 855 Subsequent Events which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The standard is based on similar principles as those that previously existed in the auditing standard. The standard is effective for interim and annual periods ending after June 15, 2009. The Company has adopted the standard for the annual period ending December 31, 2009 without significant effect.

	(c)	Future accounting pronouncements impacting the Company

1)
In June 2009, the Financial Accounting Standards Board ("FASB") issued an amendment to ASC 820 Fair Value Measurements and Disclosures (formerly SFAS 166 "Accounting for Transfers of Financial Assets," which amends FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishing of Liabilities") significantly changing how companies account for transfers of financial assets. The standard provides revised guidance in a number of areas including the elimination of qualifying special purpose entity concept, the introduction of new "participating interest" definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarification and amendments to the derecognition criteria for a transfer to be accounted for as a sale when beneficial interests are received by the transferor, and extensive new disclosures. The provisions are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009. The Company is currently evaluating the potential effect of adopting this standard on our financial statements and disclosures.

2)
In June 2009, the FASB issued an amendment to ASC 810 Consolidation (formerly SFAS 167, "Amendments to FASB Interpretation No. 46 (R)," which amends the consolidation guidance for variable interest entities ("VIE") under FIN 46(R), "Consolidation of Variable Interest Entities"). The changes include the elimination of the exemption for qualifying special purpose entities and a new approach for determining who should consolidate a variable interest entity. In addition, changes to when it is necessary to reassess who should consolidate a variable interest entity have also been made. In determining the primary beneficiary, or entity required to consolidate a VIE, quantitative analysis of who absorbs the majority of the VIEs expected losses or receives a majority of the VIEs expected residual returns or both is no longer required. Under the amendment, an entity is required to assess whether its variable interest or interests in an entity give it a controlling financial interest in the VIE, which involves more qualitative analysis. Additional disclosures will be required under the amendment to provide more transparent information regarding an entity's involvement with a VIE. The provisions are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009. The Company is currently evaluating the potential effect of adopting this standard on our financial statements and disclosures.

MINCO SILVER CORPORATION
(A development stage enterprise)
Notes to Consolidated Financial Statements
(in Canadian Dollars)

14.	Subsequent Events

On January 26, 2010, the Company settled with the EPA and the Tribe penalties in the amount of US$1.25 million on the 7% NSR royalty payable pursuant to the Consent Decree Judgment between Sterling, the EPA and the Tribe ("the Settlement"). The Settlement completes the outstanding cure amount to the Sunshine Lease.

On March 2, 2010, the Bankruptcy Court approved a settlement achieved in principle on January 26, 2010 of the penalties due and owing to the Tribe and the EPA on the 7% NSR pursuant to the Consent Decree Judgment in the amount of US$1.25 million bringing the Sunshine Lease into good standing. The Bankruptcy Court also approved a third post petition supplemental financing offer from the Company to finance the settlement and Sterling's continued administrative and the care and maintenance costs of the Sunshine Mine to April 15, 2010 in the amount of US$2 million.

Subsequent to the year-end, the Company paid back the amounts due to Minco Gold totaling approximately $1,395,553.

Minco Silver Corporation

Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

1

Management's Responsibility for Financial Reporting

The consolidated financial statements and the information contained in the annual report are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect management's best judgments on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

The Audit Committee of the Board of Directors is composed of three directors and meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, who were appointed by the shareholders. The auditor's report outlines the scope of their examination and their opinion on the consolidated financial statements.

Dr. Ken Cai	Paul Zhang, C.A.
President and CEO	CFO and V.P. Finance

Vancouver, Canada
March 28, 2011

2

March 28, 2011

Independent Auditor's Report

To the Shareholders
of Minco Silver Corporation

We have audited the accompanying consolidated financial statements of Minco Silver Corporation ("Minco Silver" or the "Company"), which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended, and the related notes including a summary of significant accounting policies.

Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

3

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2010 and 2009 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

4

Minco Silver Corporation
Consolidated Balance Sheets
As at December 31, 2010 and 2009
(expressed in Canadian dollars)

	2010 $	2009 $
Assets

Current assets
Cash and cash equivalents	5,110,554	847,439
Short-term investments (note 3)	24,086,725	10,288,326
Receivables	327,755	104,885
Prepaid expenses and deposits	504,417	285,356

	30,029,451	11,526,006

Loan receivable (note 4)	-	8,290,441

Mineral interests (note 5)	12,960,162	9,000,902

Property, plant and equipment (note 6)	656,880	203,050

	43,646,493	29,020,399

Liabilities

Current liabilities
Accounts payable and accrued liabilities	521,408	295,867
Due to related parties (note 9(a))	839,304	2,109,285

	1,360,712	2,405,152
Shareholders' Equity

Share capital (note 7(a))	58,595,288	37,046,993

Contributed surplus (note 7(a))	8,808,160	10,525,938

Deficit	(25,117,667)	(20,957,684)

	42,285,781	26,615,247

	43,646,493	29,020,399

Commitments (note 11)

Subsequent events (note 14)

Approved by the Board of Directors

(signed) Chan-Seng Lee	Director	(signed) William Meyer	Director

See accompanying notes to consolidated financial statements.

5

Minco Silver Corporation
Consolidated Statements of Operations, Comprehensive Loss and Deficit
For the years ended December 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

	2010 $	2009 $	2008 $
Exploration permit costs	-	1,205,298	-

Exploration costs	-	207,710	1,814,641

	-	1,413,008	1,814,641
Administration expenses
Accounting and audit	183,069	165,122	76,155
Amortization	57,473	49,729	49,147
Consulting	512,300	173,311	145,219
Directors' fees	71,000	60,500	55,250
Field office	279,833	194,536	119,996
Foreign exchange loss (gain)	807,189	1,141,070	(1,440,314)
Interest	-	8,534	-
Investor relations	699,209	319,227	545,518
Legal, regulatory and filing	119,593	116,125	83,779
Office administration	183,265	99,066	91,512
Property investigation	40,682	-	40,016
Rent	136,281	142,898	142,851
Salaries and benefits	272,513	253,937	253,828
Stock-based compensation (note 7(b))	2,339,863	459,389	1,123,350
Travel and entertainment	87,131	91,113	82,975
	5,789,401	3,274,557	1,369,282

Loss before undernoted	(5,789,401)	(4,687,565)	(3,183,923)

Gain on loan settlement (note 4)	1,198,417	-	-

Interest and sundry income	125,569	86,432	888,785

Loss before income taxes	(4,465,415)	(4,601,133)	(2,295,138)

Future income tax recovery (note 8)	305,432	354,735	-

Loss and comprehensive loss for the year	(4,159,983)	(4,246,398)	(2,295,138)

Deficit - Beginning of year	(20,957,684)	(16,711,286)	(14,416,148)

Deficit - End of year	(25,117,667)	(20,957,684)	(16,711,286)

Loss per share - basic and diluted	(0.09)	(0.13)	(0.07)

Weighted average number of common shares
outstanding - basic and diluted	43,790,214	33,855,997	31,767,488

See accompanying notes to consolidated financial statements

6

Minco Silver Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

	2010 $	2009 $	2008 $
Cash flows used in operating activities
Loss for year	(4,159,983)	(4,246,398)	(2,295,138)

Adjustment for items not involving cash Stock-based compensation (note 7(b))	2,339,863	459,389	1,123,350
Amortization	57,473	49,729	49,147
Foreign exchange loss (gain) on loan receivable	-	1,000,866	(1,440,314)
Future income tax recovery	(305,432)	(354,735)	-
Gain on sterling loan settlement	(1,198,417)	-	-
	(3,266,496)	(3,091,149)	(2,562,955)
Changes in non-cash working capital items
Receivables	(222,870)	42,377	45,760
Prepaid expenses and deposits	(219,061)	85,613	(348,264)
Accounts payable and accrued liabilities	225,541	(404,514)	(524,085)
Due to related parties (note 9(a))	(1,269,982)	863,003	-
	(4,752,868)	(2,504,670)	(3,389,544)
Cash flows from financing activities

Proceeds from exercise of options and warrants (note 7(a))	12,689,724	-	-
Proceeds from issuance of common shares (note 7(a))	3,884,636	13,918,020	2,942,716
Advances from (repayments to) related parties (note 9(a))	-	-	(1,463,613)
	16,574,360	13,918,020	1,479,103
Cash flows from (used in) investing activities
Development costs	(2,737,533)	(2,647,947)	(4,675,120)
Property, plant and equipment	(511,303)	10,074	(70,624)
Proceeds from loan settlement (note 4)	12,121,340	-	-
Loan receivable (note 4)	(2,632,482)	(2,520,239)	(5,776,068)
Short-term investments	(13,798,399)	(6,581,820)	10,513,414
	(7,558,377)	(11,739,932)	(8,398)
Effects of exchange rate changes on cash	-	-	445,314

Increase (decrease) in cash and cash equivalents	4,263,115	(326,582)	(1,473,525)

Cash and cash equivalents - Beginning of year	847,439	1,174,021	2,647,546

Cash and cash equivalents -End of year	5,110,554	847,439	1,174,021

Supplemental disclosure of cash flow information
Interest paid	-	8,534	-

See accompanying notes to consolidated financial statements.

7

Minco Silver Corporation
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

1	Nature of business

Minco Silver Corporation ("Minco Silver" or the "Company") was incorporated on August 20, 2004 under the laws of British Columbia, Canada. Its principal business activities include the acquisition, exploration and development of silver mineral properties.

At December 31, 2010, Minco Gold Corporation ("Minco Gold") owned a 26.2% (2009 - 32.01%) equity interest in Minco Silver.

Minco Silver is exploring, evaluating and developing silver-dominant mineral properties and projects. The ability of the Company to meet its commitments as they become payable, the exploration and development of mineral properties and projects, and the underlying value of the mineral properties are entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the exploration and development of its properties, the receipt of necessary permits and upon achieving future profitable production or receiving proceeds from the disposition of the properties.

2	Significant accounting policies

Basis of presentation and consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of Minco Silver Corporation, Minco Silver Ltd., Minco Yinyuan Co. and Minco Silver (US) Corporation. In addition, these consolidated financial statements include the accounts of Foshan Minco Fuwan Mining Co. Ltd. ("FoshanMinco") Foshan Minco is legally owned by Minco Mining (China) Corporation, ("Minco China") a subsidiary of Minco Gold, in trust for Minco Silver. Foshan Minco is subject to a 10% net profit interest held by Guangdong Geological Bureau ("GGB").

All material inter-company accounts and transactions have been eliminated upon consolidation.

Use of estimates and measurement of uncertainty

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements and expenses during the period reported. Significant areas of estimate include mineral interest valuation, stock-based compensation and future income taxes. By their nature, these estimates are subject to uncertainty and the effect on the consolidated financial statements of changes in these estimates in future periods could be significant.

8

Minco Silver Corporation
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

Stock-based compensation

The Company grants stock options to directors, officers, employees and service providers.

The Company applies the fair-value method of accounting for stock-based awards. Stock-based compensation for employees is determined based on the grant date fair value of the stock options calculated using the Black- Scholes option pricing model. The expense is charged to earnings or capitalized, as appropriate, on a straight- line basis over the vesting period. For non-employees, stock-based compensation is determined based on the fair value of the options on the earliest of the date at which the counterparty's performance is complete, a performance commitment is reached, or the equity instruments are granted if they are fully vested and non-
forfeitable at that date. If stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Acquisition, exploration and development of mineral interests

Exploration expenditures other than direct acquisition costs are expensed before a mineral resource is identified as having economic potential.

The Company's policy is to capitalize mineral property acquisition costs and to commence capitalization of mineral property exploration and development costs when a mineral resource is identified as having economic potential on a property.

Where a specific mineral property interest is identified as having a mineral resource with economic potential, costs specific to the development of the particular project are capitalized as development costs and carried at cost until the properties to which they relate are placed into commercial production, sold, abandoned or determined by management to be impaired in value.

A mineral resource is considered to have economic potential when it is expected that documented resources can be legally and economically developed considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

a)      There is a probable future benefit that will contribute to future cash inflows;

b)      The Company can obtain the benefit and control access to it; and

c)      The transaction or event giving rise to the benefit has already occurred.

Costs relating to any producing mineral interest would be amortized on a unit-of-production basis over the estimated ore reserves. Costs incurred after a property is placed into production that increase production volume or extend the life of a mine are capitalized.

9

Minco Silver Corporation
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

The recoverability of mineral interests is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to farm-out its resource properties, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization and depletion.

Amortization is calculated using the straight-line method based on the assets' estimated useful lives:

Computer equipment	5 years
Leasehold improvements	3 years
Mining equipment	5 years
Motor vehicles	10 years
Office equipment and furniture	5 years

The amortization of leasehold improvements is calculated using the straight-line method based on the remaining lease term.

Impairment

The carrying values of mineral interests and property, plant and equipment are reviewed when changes in circumstances suggest their carrying value may have become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows from the use of the asset or mineral interests and its eventual disposition. If impairment is deemed to exist, the assets or development property will be written down to fair value with a charge to operations.

Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they are incurred and in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related asset and depreciated over the life of the asset. Over time, the liability is increased to reflect an interest element (accretion expenses) considered in its initial measurement at fair value. The amount of liability will be adjusted for changes in amounts and timing of cash flows at each reporting period. It is possible that the Company's estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at December 31, 2010 and 2009, the Company did not have any asset retirement obligations.

10

Minco Silver Corporation
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

Financial instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities, and payables to related parties.

a)	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and guaranteed investment certificates with initial maturities of less than three months. Cash and cash equivalents have been classified as held for trading and are recorded at fair value.

b)	Short-term investments

Short-term investments comprise guaranteed investment certificates with initial maturity of greater than three months. Such investments have been classified as held for trading and are recorded at fair value.

c)	Receivables

Receivables are classified as loans and receivables and accordingly are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.

d)	Accounts payable and payables to related parties

Accounts payable and accrued liabilities and payables to related parties are classified as other financial liabilities and are recognized initially at fair value, net of transaction costs incurred, and are subsequently recorded at amortized cost.

Income taxes

The Company follows the liability method of accounting for income taxes. Future income taxes are recognized for the future tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases on the balance sheet date. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply in which temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in substantively enacted rates is included in operations. A future income tax asset is only recorded to the extent it is more likely than not to be realized.

Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. If the Company incurs net losses in a fiscal year, basic and diluted loss per share are the same.

11

Minco Silver Corporation
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

Translation of foreign currencies

The Company's measurement currency is the Canadian dollar. The Company follows the temporal method of accounting for the translation of its integrated foreign operations and for foreign currency transactions. Under this method, transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the transaction dates. At year-end, monetary assets and liabilities are re-measured at the year-end exchange rates, and non-monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at their historical exchange rates. Exchange gains and losses on translation are charged to operations.

3	Short-term investments

As at December 31, 2010, short-term investments consisted of cashable guaranteed investment certificates ($8.1 million) and discount notes ($16.0 million). The yields on these investments were 0.4% to 1.6%.

As at December 31, 2009, short-term investments consisted of cashable guaranteed investment certificates of $10.3 million with a yield ranging from 0.65% to 0.80%.

4	Loan receivable

On July 22, 2008, the Company announced that it executed a letter of intent with Sterling Mining Company ("Sterling") to acquire 100% of the issued and outstanding common shares of Sterling. Sterling's principal asset was the Sunshine Mine.

The Company also extended a line of credit in the amount of US$15 million under the terms of a Credit Facility Agreement dated July 21, 2008 (the "Facility") to be advanced from time to time to meet general working capital and other operating expenses to carry on Sterling's business, of which US$5 million was advanced on July 30, 2008, bearing 10% simple interest plus fees and expenses. It was a term of the Letter of Intent and the Facility that Minco Silver's obligation to amalgamate with Sterling and the payment of any and all subsequent advances were conditional upon the successful completion of a due diligence review of Sterling's operations and the execution of a definitive agreement.

On August 27, 2008, at the conclusion of Minco Silver's due diligence review, the Company terminated its obligation to amalgamate with Sterling and its obligation to advance the additional US$10 million under the Facility.

On February 18, 2009, Minco Silver filed an action in the District Court of the First Judicial District of the State of Idaho commencing a foreclosure proceeding to foreclose on Sterling and appoint a receiver to realize on the US$5 million advance. On March 3, 2009, Minco Silver's foreclosure action was stayed in favour of Sterling's filing of a voluntary position under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of the State of Idaho (the "Bankruptcy Court").

12

Minco Silver Corporation
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

During the bankruptcy proceedings the Company advanced a total of US$4.8 million to Sterling by way of post-petition financing to fund Sterling's administration costs and cure monetary defaults pursuant to the terms of the Sunshine Lease.

On December 2, 2009, Sterling filed with the Bankruptcy Court a second amended disclosure statement and plan of reorganization (the "Plan") providing information concerning Sterling's bankruptcy and its proposed reorganization. Pursuant to the provisions of the Plan, Minco Silver made a bid to purchase Sterling in the amount of US$12.5 million.

The Company was unsuccessful in its bid to acquire 100% of the shares of Sterling during the bankruptcy auction held on April 21, 2010. As a result, the Company made a claim to receive the repayment of all amounts advanced and incurred, with interest, in the aggregate amount of US$11.7 million. The Court confirmed the winning bid and the sale of Sterling to the winning bidder on May 7, 2010.

By June 4, 2010 the Company received US$11.7 million ($12.1 million) from Sterling for the repayment of the loan. The Company recognized a gain in the amount of $1.2 million which represents the difference between the funds received and the amount recorded as loan receivable immediately prior to the receipt of the repayment.

5	Mineral interests

	a)	Fuwan Silver Deposit

Minco Silver has a 100% beneficial interest in Foshan Minco, the operating company and permit holder for the Fuwan project, subject to a 10% net profit interest held by GGB. There will be no distributions to or participation by GGB, until such time as Minco Silver's investment in the project is recovered. GGB is not required to fund any expenditures related to the Fuwan project. The current permit for the Fuwan project is the Luoke-Jilinggang exploration permit, which expires in July 2011. The Company is in the process of applying for a mining permit for the Fuwan project.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers.

13

Minco Silver Corporation
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

The following is a summary of the project development costs capitalized in the mineral interest from January 1, 2008 to December 31, 2010:

	2008 $	Additions $	2009 $	Additions $	2010 $

Consulting fees	742,482	524,667	1,267,149	887,149	2,154,298
Drilling	1,738,039	80,220	1,818,259	39,332	1,857,591
Labor	229,311	448,057	677,368	426,919	1,104,287
Feasibility study	1,113,032	767,495	1,880,527	-	1,880,527
Stock-based
compensation	360,086	704,121	1,064,207	916,295	1,980,502
Mining design costs	-	-	-	265,896	265,896
Mining license
application	142,222	157,495	299,717	458,387	758,104
Mining permit	220,965	-	220,965	-	220,965
Environment impact
assessment	138,391	286,945	425,336	185,233	610,569
Travel to the mine site	-	-	-	213,559	213,559
Future income taxes	69,291	285,444	354,735	305,432	660,167
Other development costs	540,279	452,360	992,639	261,058	1,253,697

	5,294,098	3,706,804	9,000,902	3,959,260	12,960,162

b)	Fuwan Silver Belt

In 2005, the Company acquired three additional silver exploration permits on the Fuwan belt, referred to as the Guanhuatang Property, the Hecun Property and the Guyegang Property at a cost of $267,427 (RMB1,500,000). These three permits expire in 2012 and are currently held by Minco China in trust for Minco Silver.

During the year ended December 31, 2010, the Company did not conduct any regional exploration activities, except for maintaining the three exploration permits.

c)	Changkeng Silver Mineralization

Minco Gold has assigned its right to earn a 51% interest in the Changkeng Silver Mineralization to the Company. Minco Gold is responsible for all the costs related to the gold mineralization on the Changkeng Property; Minco Silver is responsible for the costs related to the silver mineralization. The Company recorded $nil (2009 - $207,710) as the exploration costs in 2010.

In 2009, the Company and Minco Gold entered into an agreement under which the Company will pay Minco Gold 30% of Minco Gold's 51% share of the cost of the permit for the Changkeng Silver Mineralization. Accordingly, in the year ended December 31, 2009, the Company accrued $1,205,298 as permit costs due to Minco Gold. As at December 31, 2010, this amount was fully paid.

14

Minco Silver Corporation
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

6                 Property, plant and equipment
	2010
	Cost $	Accumulated amortization $	Net $

Computer equipment	153,475	90,064	63,411
Leasehold improvements	188,459	29,138	159,321
Mining equipment	2,735	2,735	-
Site motor vehicles	424,480	53,519	370,961
Office equipment and furniture	90,525	27,338	63,187

	859,674	202,794	656,880

	2009
	Cost $	Accumulated amortization $	Net $

Computer equipment	111,729	67,287	44,442
Leasehold improvements	47,892	21,987	25,905
Mining equipment	2,735	1,401	1,334
Site motor vehicles	146,929	36,645	110,284
Office equipment and furniture	39,087	18,002	21,085
	348,372	145,322	203,050

15

Minco Silver Corporation
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

        7     Share capital and contributed surplus

                a)       Common shares and contributed surplus
                          Authorized
                            Unlimited number of common shares without par value
                       Issued

	Shares	Share capital $	Contributed surplus $

Balance - December 31, 2008	32,118,490	25,799,213	6,692,188

Private placement - net of share
issuance costs of $296,184	8,175,179	10,669,497	2,932,123
Stock-based compensation	-	-	1,163,510
Stock option exercised	320,000	578,283	(261,883)

Balance - December 31, 2009	40,613,669	37,046,993	10,525,938

Private placements - net of share
issuance costs of $48,365	2,300,000	3,345,412	539,223
Stock-based compensation	-	(27,223)	3,283,381
Stock options exercised	2,408,861	5,969,096	(2,515,963)
Share purchase warrants exercised	4,296,089	12,261,010	(3,024,419)

Balance - December 31, 2010	49,618,619	58,595,288	8,808,160

On April 14 and April 22, 2010, the Company closed non-brokered private placement financings totaling 2,300,000 units at a price of $1.71 per unit for total gross proceeds of $3,933,000. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the subscriber to purchase a common share at a price of $2.15 for a period of twelve months from the closing date.

b)  Stock options

The Company may grant up to 15% of its issued and outstanding shares as options to its directors, officers, employees and consultants under its stock option plan. The Board of Directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options were granted.

16

Minco Silver Corporation
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

The Company recorded $3,283,381 of stock-based compensation for the year ended December 31, 2010. Stock-based compensation expense of $2,339,863 was recorded in the statement of operations; stock-based compensation expense of $916,295 was capitalized to mineral interest and stock-based compensation expense of $27,223 was recorded as share issue costs due to the grant of stock options related to a private placement of common shares.

A summary of the options granted by the Company is as follows:

	Number outstanding	Weighted average exercise price $
December 31, 2008	4,149,834	1.74
Granted	1,110,000	1.40
Exercised	(320,000)	0.99
Forfeited	(666,168)	1.91
December 31, 2009	4,273,666	1.68
Granted	1,662,731	2.90
Exercised	(2,408,861)	1.43
Forfeited	(496,700)	1.26
Expired	(90,000)	1.25
December 31, 2010	2,940,836	2.33

	Options outstanding			Options exercisable

Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

1.05 - 1.50	889,002	2.93	1.10	358,337	1.11
1.51 - 2.25	551,668	3.18	2.03	274,167	2.10
2.26 - 3.12	643,500	2.63	2.75	470,167	2.67
3.13 - 3.67	816,666	3.42	3.35	233,334	3.49
6.30 - 6.45	40,000	4.94	6.38	-	-

	2,940,836	3.08	2.33	1,336,005	2.28

17

Minco Silver Corporation
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2010	2009
Risk-free interest rate	1.31 - 2.68%	1.58 - 2.77%
Dividend yield	0%	0%
Volatility	87 - 127%	102 - 107%
Approximate expected lives	5 years	5 years

                c)   Warrants
                       The summary of warrants outstanding is as follows:

	2010	2009 $
Balance - December 31, 2008	-	-

Warrants issued	4,087,590	2.15

Balance - December 31, 2009	4,087,590	2.15

Warrants issued	1,150,000	2.15
Warrants exercised	(4,296,090)	2.15

Balance - December 31, 2010	941,500	2.15

        The Company used the Black-Scholes option pricing model to determine the fair value of the warrants with the following assumptions:

	2010	2009

Risk-free interest rate	1.40 - 1.84%	1.22%
Dividend yield	0%	0%
Volatility	78 - 80%	145.13%
Approximate expected lives	1 year	1 year

               As at December 31, 2010, the weighted-average remaining contractual life of the outstanding warrants is 0.29 years.

18

Minco Silver Corporation
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

       d)     Capital risk management

The Company's objectives in the managing of the liquidity and capital are to safeguard the Company's ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued share capital, common share purchase warrants, contributed surplus, accumulated and other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets to facilitate the management of its capital requirements. The Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. As at December 31, 2010, the Company does not have any long-term debt and has sufficient funds to meet its current operating and exploration and development obligations. However, the Company will require significant additional funds to complete its plans for the construction of Fuwan silver mine.

8              Income taxes

        The Company has two branches in China, Foshan Minco and Foshan Minco Beijing Branch for Canadian tax purposes. The operating results of these two branches are included in the Company's tax reporting for Canadian tax purposes.

         Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2010 $	2009 $	2008 $
Loss before income taxes	(4,465,415)	(4,601,133)	(2,295,138)

Statutory income tax rate	28.50%	30%	31%

Expected tax recovery at statutory income tax rate	(1,272,643)	(1,380,340)	(711,493)
Non-deductible expenses and other items	675,150	247,100	167,111
Effect of share issuance costs not
recognized	(21,542)	(88,855)	-
Impact of change in tax rate	44,069	451,585	233,532
Cost benefit of previously unrecognized
tax pools	-	-	123,978
Change in valuation allowance	269,534	499,795	240,998
Other	-	(84,020)	(54,126)

Income tax recovery	(305,432)	(354,735)	-

19

Minco Silver Corporation
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at December 31, 2010 are as follows:

	2010 $	2009 $
Future income tax assets
Non-capital losses	2,157,873	1,542,196
Mineral interest	2,313,677	2,619,109
Other	81,525	122,235

	4,553,075	4,283,540
Less: Valuation allowance	(4,553,075)	(4,283,540)

	-	-

The Company has non-capital losses carry-forward for Canadian income tax purposes which expire as follows:

$
2014	52,800
2015	746,632
2026	1,449,119
2027	998,751
2028	1,003,546
2029	1,940,808
2030	2,439,836
8,631,492

Included in future income tax assets is $22,214,869 of cumulative foreign resource expenses for Canadian income tax purposes which can be carried forward indefinitely and used to reduce future taxable income in Canada. Certain of these non-capital losses and the cumulative foreign resource expenses are related to the

Company's exploration activities in China. Consequently, certain of the related expenditures are currently deductible for Chinese tax purposes (subject to China tax law deductibility limitations) which have resulted in tax losses in China that can only be carried forward for a five-year period to a maximum date of 2011.

        9      Related party transactions
a)	Amounts due to related parties as at December 31, 2010 are $839,304 (2009 - $2,109,285) and consist of the following:
Amount due to Minco China as at December 31, 2010 of $754,066 (2009 - $713,732) representing the expenditures on the Fuwan Property and shared office expenses.

20

Minco Silver Corporation
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

Amount due to Minco Gold as at December 31, 2010 of $85,238 (2009 - $1,395,553) representing shared office expenses and in 2009 the expenditure on Changkeng Silver Mineralization.

The amounts due are unsecured, non-interest bearing and payable on demand.

b)
In the year ended December 31, 2010, the Company paid consulting fees totaling $1,169,454 (2009 - $575,591) to companies controlled by the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, President, Foshan Minco and Vice President, Exploration of the Company.

c)
In the year ended December 31, 2010, the Company paid or accrued $87,309 (2009 - $127,897) in respect of rent, $nil (2009 - $1,413,008) in respect of exploration costs and $372,692 (2009 - $429,794) in respect of shared office expenses and administration costs due to Minco Gold.

d)
During the year, the Company advanced US$ 2.1 million to Minco Gold to increase the registered capital of Minco Gold's subsidiary as prescribed by the Chinese authorities. In December 2010, Minco Gold repaid this advance.

The above transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

      10     Geographical information
The Company's business is considered as operating in one segment, mineral exploration and development. The geographical division of the Company's assets and liabilities and net loss is as follows:

	2010 $	2009 $

Current assets
Canada	25,330,503	5,940,989
China	4,698,948	5,585,017

	30,029,451	11,526,006

Long-term assets
Canada	35,502	8,645,176
China	13,581,540	8,849,217

	13,617,042	17,494,393

Current liabilities
Canada	488,401	1,480,769
China	872,311	924,383

	1,360,712	2,405,152

21

Minco Silver Corporation
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

	2010 $	2009 $	2008 $
Net loss
Canada	3,626,277	3,879,289	851,037
China	533,706	367,109	1,444,101

	4,159,983	4,246,398	2,295,138

       11    Commitments

                a)       The Company has commitments in respect of office leases in China and Canada, requiring minimum payments of $1,303,317, as follows:

$

2011	391,539
2012	387,028
2013	308,829
2014	161,403
2015	54,518

1,303,317

       b)        The Company has a commitment in respect of the Fuwan mine design contract requiring payments of RMB 9.88 million (approximately $1.5 million). The payments are anticipated to continue through to 2013.

       12    Financial management risk

The Company's operations consist of the acquisition, exploration and development of mineral properties in China. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk and interest rate risk. Management reviews these risks on a monthly basis and when material, they are reviewed and monitored by the Board of Directors.

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists. The Company considers the following financial assets to be exposed to credit risk:

22

Minco Silver Corporation
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

a)	Cash and cash equivalents

In order to manage credit and liquidity risk, the Company places its cash and cash equivalents into Canadian and Chinese banks.At December 31, 2010, the balance of $5.1 million was placed with theseinstitutions.

b)	Short term investments

Short-term investments are discount notes and guaranteed investment certificates with maturities of greater than 90 days when acquired.At December 31, 2010, these totalled $24.1 million and were placed with Canadian banks. The yields on these investments were 0.4% to 1.60%.

The Company does not have any derivative financial instruments nor has it invested in asset backed paper.

Fair value measurement

The classification of fair value measurements uses a fair value hierarchy that reflects the significance of the inputs used in making the measurements, with the following levels:

Level 1 - quoted prices in active markets for identical assets or liabilities,

Level 2 - valuation methods that make use of directly or indirectly observable inputs, and

Level 3 - valuation methods that make use of unobservable market data used as inputs.

The fair value of the Company's cash and cash equivalents and short-term investments is their carrying value (level 2). The fair value of the Company's receivables and payables approximates their carrying value given their short-term nature.

Liquidity risk

Liquidity risk includes the risk that the Company cannot meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements. At December 31, 2010, the Company has a positive working capital of approximately $28.7 million and therefore has sufficient funds to meet its current operating and exploration and development obligations (see note 14). However, the Company will require significant additional funds to complete its plans for the construction of Fuwan silver mine.

23

Minco Silver Corporation
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

Currency/foreign exchange risk

The Company's measurement currency is the Canadian dollar and therefore the Company's net earnings impacted by fluctuations in the valuation of foreign currencies in relation to the Canadian dollar. The Company raises funds in Canadian dollars and invests either Canadian or US dollar amounts to support the Chinese operations. As the Company operates in China and many of its exploration and development expenditures payable in either US dollars or the Chinese currency RMB, there exists foreign currency risks arising changes in exchange rates with the Canadian dollar. The Company maintains its excess cash in Canadian assets. The Company does not hedge its exposure to currency fluctuations.

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company's net RMB 21.5 million and US$16 million monetary assets at year-end. This sensitivity analysis shows that a change of +/- 10% in foreign exchange rate would have a +/- $0.3 million impact on net loss for the year ended December 31, This impact is primarily as a result of the Company having cash balances denominated in RMB. In addition, this sensitivity analysis shows that a change of +/- 10% in US$ foreign exchange rate would have a +/- US$1 million impact on net loss for the year ended December 31, 2010. This impact is primarily as a result of Company having year-end short-term investment balances denominated in US dollars.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are the cash and cash equivalents, short term investments and loan receivable owned by the Company.

The Company has completed a sensitivity analysis to estimate the impact that a change in interest rates have on the net loss of the Company. This sensitivity analysis shows that a change of +/- 100 basis points interest rate would have a +/- $0.4 million impact on net loss for the year ended December 31, 2010. impact is primarily as a result of the Company holding short-term investments such as guaranteed investment certificates and discount notes and as a result of the Company having cash invested in interest bearing accounts The financial position of the Company may vary at the time that a change in interest rates occurs causing impact on the Company's results to differ from that shown above.

24

Minco Silver Corporation
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

13	Reconciliation of Canadian and United Stated generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). These consolidated financial statements also conform, in all material respects, with generally accepted accounting principles in the United States of America ("United States GAAP") with respect to recognition, measurement and presentation except as described and quantified below.

	2010 $	2009 $
Consolidated balance sheets
Total assets under Canadian GAAP	43,646,493	29,020,399
Adjustment for capitalized development costs	(12,960,162)	(9,000,902)
Total assets under US GAAP	30,686,331	20,019,497
Shareholders' equity under Canadian GAAP	42,285,781	26,615,247
Adjustment for capitalized development costs	(12,960,162)	(9,000,902)
	29,325,619	17,614,345

Consolidated statements of operations, comprehensive loss and deficit:
	2010 $	2009 $	2008 $
Net loss - Canadian GAAP	4,159,983	4,246,398	2,295,138
Adjustment for capitalized development costs	3,959,260	3,706,804	5,294,098
Net loss - US GAAP	8,119,243	7,953,202	7,589,236
Loss per share - US GAAP	0.19	0.23	0.24

Consolidated statements of cash flows:
	2010 $	2009 $	2008 $
Cash flows (used in) operating activities under Canadian GAAP	(4,752,868)	(2,504,670)	(3,389,544)
Adjustment for development costs	(2,737,533)	(2,647,947)	(4,675,120)
Cash flows (used in) operating activities under US GAAP	(7,490,401)	(5,152,617)	(8,064,664)
Cash flows (used in) from investing activities	(7,558,377)	(11,739,932)	(8,398)
Adjustment for development costs	2,737,533	2,647,947	4,675,120
	(4,820,844)	(9,091,985)	4,666,722

25

Minco Silver Corporation
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

Mineral interests

Mineral interests are accounted for in accordance with Canadian GAAP as discussed in note 5. During 2008, management determined that the Fuwan Silver Deposit area had met the criteria for treatment as a development property effective March 5, 2008 and as such has capitalized expenditures in the amount of $12,960,162 relating to the Fuwan silver project under Canadian GAAP as at December 31, 2010.

For US GAAP purposes, in accordance with Emerging Issues Task Force ("EITF") 04-2, "Whether Mineral Rights Are Tangible or Intangible Assets", exploration expenditures as well as acquisition costs for properties, leases and permits are expensed as incurred unless commercial feasibility is established. Therefore, the amount of $12,960,162 capitalized under Canadian GAAP would be expensed under US GAAP.

Under Canadian GAAP net loss of 2010 was increased by $3,959,260 related to mineral property exploration, which was adjusted to exploration costs under US GAAP (2009 - $3,706,804; 2008 - $nil).

Under Canadian GAAP, cash flow of $2,737,533 (2009 - $2,647,947) related to mineral property exploration was included in the investing activities, which was adjusted to the operating activities under US GAAP.

Recent pronouncements

Starting January 1, 2011, the Company will adopt International Financial Reporting Standard ("IFRS") and future US GAAP pronouncement will not affect the Company's consolidated financial statements.

14           Subsequent events

On February 9, 2011, the Company announced that it had entered into an agreement with a syndicate of underwriters, under which the underwriters have agreed to buy, on a bought deal basis by way of a short form prospectus, 7,600,000 common shares (the "Common Shares"), at a price of $5.95 per Common Share for gross proceeds of $45,220,000. In addition, the underwriters will also have an option exercisable at any time until 30 days following the closing of the offering to increase the size of this offering by up to an additional 15% of the offering to cover over-allotments, if any.

On March 3, 2011, the Company received the gross proceeds of $45,220,000, out of which, the Company paid a 5.5% commission in an amount of $2,487,100 and $100,000 legal fees.
Effective January 14, 2011, the Company granted stock options for 2,003,000 common shares to various employees and directors at an exercise price of $5.36 that vest over an 18-month period from the issue date. The options expire in January 2016.

26